EXHIBIT 99.1

CATALYST PAPER CORPORATION

NOTICE OF 2007 ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
CATALYST PAPER CORPORATION

TO BE HELD ON

MARCH 28, 2007

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
VOTING BY PROXIES
ADVICE TO BENEFICIAL HOLDERS OF SHARES
REVOCABILITY OF PROXIES
PERSONS MAKING THE SOLICITATION
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
ELECTION OF DIRECTORS
2007 RESTRICTED SHARE UNIT PLAN
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
EXECUTIVE COMPENSATION
OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
COMPOSITION OF THE COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
COMPENSATION OF DIRECTORS
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
CORPORATE GOVERNANCE PRACTICES
SCHEDULE C
NOTICE OF ANNUAL AND SPECIAL MEETING
To the Holders of Common Shares of Catalyst Paper Corporation:
      The Annual and Special Meeting (the “Meeting”) of Catalyst Paper Corporation (the “Corporation”) will be held in the Malaspina Room, at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, March 28, 2007 at 2:00 p.m., local time, for the following purposes:

1.	To place before the Meeting the consolidated financial statements of the Corporation for the year ended December 31, 2006, and the auditors’ report thereon.

2.	To elect the directors for the ensuing year.

3.	To appoint auditors for the ensuing year.

4.	To consider and, if thought advisable, approve certain amendments to the Corporation’s Stock Option Plan.

5.	To consider and, if thought advisable, approve the Corporation’s Restricted Share Unit Plan.

6.	To transact such other business as may properly come before the Meeting.
      The directors have fixed the close of business on Friday, February 9, 2007 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.
      The consolidated financial statements and the auditors’ report for the year ended December 31, 2006 are contained in the Annual Report accompanying this Notice.
      If you cannot attend the Meeting in person, you are encouraged to date, sign and deliver the accompanying proxy and return it in the enclosed envelope to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S OA1 prior to 2:00 p.m. Vancouver time on Monday, March 26, 2007, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned Meeting.
      DATED at Vancouver, British Columbia, this 9th day of February, 2007.

By order of the Board

(signed) Valerie Seager
Corporate Secretary

MANAGEMENT PROXY CIRCULAR
February 9, 2007
SOLICITATION OF PROXIES
      This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of CATALYST PAPER CORPORATION (the “Corporation”) for use at the Annual and Special Meeting of the Corporation (the “Meeting”) to be held on Wednesday, March 28, 2007, and any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting (the “Notice”). The cost of solicitation of proxies will be borne by the Corporation.
VOTING BY PROXIES
      The form of proxy accompanying this Management Proxy Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters identified in the Notice and any other matters which may properly come before the Meeting. On any ballot, the common shares (the “Common Shares”) represented by the proxy will be voted or withheld from voting in accordance with the instructions of the registered holder of the Common Shares (a “Shareholder”) as specified in the proxy with respect to any matter to be acted on. If a choice is not specified with respect to any matter, the Common Shares represented by a proxy given to management are intended to be voted for the nominees of management for directors and auditors and in favour of the Corporation’s Restricted Share Unit Plan and proposed amendments to the Corporation’s Stock Option Plan. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy. Proxies must be delivered to the Corporation at 250 Howe Street, 16th Floor, Vancouver, British Columbia, Canada V6C 3R8 or to the Corporation, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, in either case prior to 2:00 p.m. Vancouver time on Monday, March 26, 2007. A self-addressed envelope is enclosed.
      Management of the Corporation are not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.
ADVICE TO BENEFICIAL HOLDERS OF SHARES
      The information set forth in this section is of significant importance to persons who beneficially own Common Shares which are not registered in their own name. Shareholders who hold Common Shares through intermediaries (such as banks, trust companies, securities dealers or brokers or the trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) or who otherwise do not hold the Common Shares in their own name should note that only proxies deposited by persons whose names appear on the records of the Corporation may be recognized and acted upon at the Meeting. Common Shares held through intermediaries by Shareholders who have not received the Meeting materials directly from the Corporation or CIBC Mellon Trust Company (the “Transfer Agent”) can only be voted for or against the matters to be considered at the Meeting by following instructions received from the intermediary through which those Common Shares are held. Without specific instructions from the beneficial holder, intermediaries are required not to vote the Common Shares held by them. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of intermediaries are held unless the beneficial holder has consented to the disclosure of such information to the Corporation. See “Additional Information for Non-Registered Shareholders” below.
      Applicable securities laws require intermediaries to forward meeting materials and seek voting instructions from beneficial holders of Common Shares in advance of the Meeting. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by beneficial holders in order to ensure that their Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward meeting materials and voting instructions to beneficial holders. Beneficial holders who receive Meeting materials from an intermediary will generally either be provided with:

(a)	a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the beneficial holder, but which is otherwise not completed by the intermediary. In this case, the beneficial holder who wishes to submit a proxy in respect of beneficially owned Common Shares should properly complete the remainder of this form of proxy and follow the instructions from the intermediary as to delivery; or

(b)	more typically, a voting instruction form, which must be completed, signed and delivered by the beneficial holder (or, if applicable, such other means as set out in the form) in accordance with the directions on the voting instruction form.
      The purpose of these procedures is to permit beneficial holders to direct the voting of the Common Shares they beneficially own. If you are a beneficial holder who receives either a form of proxy or voting instruction form from an intermediary and you wish to attend and vote at the Meeting in person (or have another individual attend and vote in person on your behalf), you should strike out the names of the individuals named in the form of proxy and insert your name (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, contact the intermediary. A beneficial holder should carefully follow the instructions of his or her intermediary and/or his or her intermediary’s service company.
Additional Information for Non-Registered Shareholders
      This management information circular and accompanying materials are being sent to both registered and beneficial owners of Common Shares. There are two kinds of beneficial holders of Common Shares — those who object to their name being made known to the Corporation (called OBOs or Objecting Beneficial Owners) and those who do not object to the Corporation knowing who they are (called NOBOs or Non-Objecting Beneficial Owners). Beginning on September 1, 2002, provided the Corporation complied with the applicable provisions of Canadian securities legislation, the Corporation could request and obtain a list of its NOBOs from intermediaries via the Transfer Agent. However the list of NOBOs could not be used for the distribution of proxy-related materials directly to NOBOs prior to September 1, 2004. The Corporation has decided to take advantage of those provisions of securities legislation that permit it to directly deliver the Meeting materials to its NOBOs. If you are a non-registered Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities legislation from the intermediary holding the Common Shares on your behalf.
      By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO, you can expect to receive a voting instruction form (“VIF”) from the Transfer Agent, or one of its affiliates. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.
REVOCABILITY OF PROXIES
      A Shareholder executing and delivering a proxy has the power to revoke it in accordance with the provisions of section 148(4) of the Canada Business Corporations Act, which provides that every proxy may be revoked by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing and delivered either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.
      A proxy is valid only in respect of the Meeting.
PERSONS MAKING THE SOLICITATION
      This solicitation of proxies is made by management of the Corporation. The cost of the solicitation has been and will be borne by the Corporation.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
      The authorized capital of the Corporation consists of an unlimited number of Common Shares and 100,000,000 Preferred Shares, of which 214,604,120 Common Shares and no Preferred Shares are issued and outstanding.
      The Common Shares are entitled to be voted at the Meeting and on a ballot each Common Share is entitled to one vote.
      The record date for determination of the Shareholders entitled to attend and vote at the Meeting is February 9, 2007.
      A simple majority of votes cast are required to approve all matters to be submitted to a vote of Shareholders at the Meeting, other than the election of directors.
      To the knowledge of the directors and executive officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of the outstanding Common Shares of the Corporation is Third Avenue Management LLC (“TAM”). Client accounts managed by TAM own in the aggregate

81,175,508 Common Shares representing approximately 37.83% of the issued and outstanding Common Shares, and TAM has voting control over 77,447,665 Common Shares, representing 36.09% of the issued and outstanding Common Shares.
      The directors and officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over, less than one per cent of the Corporation’s issued and outstanding Common Shares.
ELECTION OF DIRECTORS
      The directors have set the number of directors of the Corporation for election at the Meeting at eight. Each person whose name appears hereunder is proposed by management to be nominated for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation or until they sooner cease to hold office. It is intended that the Common Shares represented by proxies solicited by management will be voted in favour of the election of such persons as directors of the Corporation if no choice in respect of such election is specified in the proxy.
      The Corporation’s current chief executive officer, Mr. Russell Horner, has resigned from such position effective following the completion of the filing of the Corporation’s annual statutory documents, which is expected to occur in mid-February, 2007. The Corporation is in the process of searching for a new chief executive officer. The Board anticipates that following the appointment of a new chief executive officer the size of the Board will be increased to nine directors and the new chief executive officer will be appointed as a director.
      The following information concerning the respective nominees has been furnished by them:

THOMAS S. CHAMBERS Director since: October 30, 2003
Age: 62
Vancouver, British Columbia
Canada

Mr. Chambers is the President of Senior Partner Services Ltd., which provides business advisory services. He is a chartered accountant and a retired partner of PricewaterhouseCoopers LLP. He was an audit partner at PricewaterhouseCoopers from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers’ and its predecessor’s Canadian audit practice from 1996 to 2001.

Mr. Chambers holds a Bachelor of Arts degree from University of British Columbia. He is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004.

Meeting
Board and Committee Memberships	Attendance	Public Board Memberships

Board of Directors Audit Committee Governance & Human Resources Committee	18/19 4/4 6/6	95% 100% 100%	• Elephant and Castle Group Inc.
   o   Chair, Audit Committee
•    Coopers Park Realty Corporation
   o   Chair, Audit Committee
•    MacDonald Dettwiler & Associates Ltd.
   o   Chair, Audit Committee
   o   Member, Governance Committee
•    Saskatchewan Wheat Pool Inc.
   o   Chair, Audit Committee
o Member, Compensation Committee
Securities Held(1)

				Total Market
			Total of	Value of
			Common Shares	Common Shares
Year	Common Shares	DSUs	and DSUs	and DSUs ($)

2006	70,000	42,949	112,949	440,055
2005	58,200	64,905	123,105	483,242

GARY COLLINS Director since: April 27, 2005
Age: 43
Vancouver, British Columbia
Canada

Mr. Collins is a corporate director. From December, 2004 to December, 2006 he was the President and Chief Executive Officer of HMY Airways Inc., an airline company. From 1991 to 2004 he was a member of the British Columbia Legislative Assembly, and he was Minister of Finance of British Columbia from June, 2001 to December, 2004.

Meeting
Board and Committee Memberships	Attendance		Public Board Memberships

Board of Directors Audit Committee Governance & Human Resources Committee	19/19 3/4 5/6	100% 75% 83%	• Liquor Stores Income Fund o Member, Audit Committee o Member, Compensation and Governance Committee
Securities Held(1)

				Total Market
			Total of	Value of
			Common Shares	Common Shares
Year	Common Shares	DSUs	and DSUs	and DSUs ($)

2006	NIL	31,354	31,354	126,043
2005	NIL	25,378	25,378	102,020

MICHEL DESBIENS Director since: May 24, 2006
Age: 67
Beaconsfield, Quebec
Canada

Mr. Desbiens is a retired forest products company executive. Mr. Desbiens began his career with Abitibi-Price Inc., rising through progressively senior management positions before moving to Domtar Inc., where he held several senior executive portfolios. He went on to become president and chief executive officer of Donohue Inc. before moving to Abitibi-Consolidated Inc. as chairman of the board and special advisor. Following a two-year assignment as a forestry consultant, Mr. Desbiens moved to Quebecor World Inc. in 2002, where he became president and chief executive officer until March, 2003. He continued to provide forestry consulting services from February, 2001 to May, 2006.

Meeting
Board and Committee Memberships	Attendance		Public Board Memberships

Board of Directors Audit Committee Environmental, Health and Safety Committee	14/15 2/2 2/2	93% 100% 100%	• Cascades Inc. o Chair, Human Resources Committee o Member, Safety and Environment Committee
• Rogers Sugar Income Fund o Chair, Corporate Governance Committee o Member, Audit Committee
Securities Held(1)

Total Market
			Total of	Value of
			Common Shares	Common Shares
Year	Common Shares	DSUs	and DSUs	and DSUs ($)

2006	10,000	10,547	20,547	80,599

BENJAMIN C. DUSTER, IV(2) Director since: December 1, 2006
Age: 46
Atlanta, GA
United States

Mr. Duster is a senior advisor with the financial advisory firm Watermark Advisors. From 2001 to 2005 he was a partner with Masson & Company, LLC, a turnaround management and financial restructuring firm. Prior to that he was a Managing Director with Wachovia Securities. From 1981 to 1997 Mr. Duster held a number of positions at Salomon Brothers, most recently that of Vice President, Mergers & Acquisitions.

Mr. Duster holds a B.A. in Economics (Honors) from Yale University, an MBA from Harvard Business School and a J.D. from Harvard Law School. He was admitted to the Illinois Bar in 1985.

Meeting
Board and Committee Memberships	Attendance		Public Board Memberships

Board of Directors Audit Committee Environmental, Health and Safety Committee	1/1 0/0 0/0	100% N/A N/A	• Algoma Steel Inc. o Chairman of the Board o Chair, Strategic Planning Committee • RCN Corporation o Chair, Audit Committee
Securities Held(1)

Total Market
			Total of	Value of
			Common Shares	Common Shares
Year	Common Shares	DSUs	and DSUs	and DSUs ($)

2006	NIL	10,547	10,547	42,399

NEAL P. GOLDMAN(2) Director since: December 1, 2006
Age: 37
Bedford, NY
United States

Mr. Goldman is a Partner at Brigade Capital Management LLC, an investment company, which he joined in January 2007. Previously, he was a Managing Director at MacKay Shields LLC, an investment advisor with over $30 billion under management, specializing in high yield and distressed investing. Prior to joining MacKay Shields, Mr. Goldman was a Principal in the Special Situations Group at Banc of America Securities, where he specialized in distressed debt investing. Before Mr. Goldman was at Banc of America Securities, he worked at Salomon Brothers in the Merger and Acquisitions Group and as a Vice President in the High Yield Bond Department. Mr. Goldman also sits on the Board of Directors of NII Holdings, Inc. (NIHD), a leading mobile services provider in Latin America.

Mr. Goldman earned a Masters of Business Administration from the University of Illinois and a Bachelors of Arts degree from the University of Michigan.

Meeting
Board and Committee Memberships	Attendance		Public Board Memberships

Board of Directors Governance and Human Resources Committee	1/1 0/0	100% N/A	• NII Holdings, Inc. o Member, Compensation Committee o Member, Nominating Committee
Securities Held(1)

Total Market
			Total of	Value of
			Common Shares	Common Shares
Year	Common Shares	DSUs	and DSUs	and DSUs ($)

2006	NIL	10,547	10,547	42,399

DENIS JEAN Director since: New nominee
Age: 58
Lac Megantic, Quebec
Canada

Mr. Jean is a corporate director and consultant. From April 2002 to August 2005 he was President and Chief Executive Officer of Cascades Fine Papers Group Inc. From October 2001 to April 2002 he was the Senior Vice President, Eastern Operations, newsprint, pulp and energy of Abitibi Consolidated Inc. and from June, 2000 to October 2001 he was Senior Vice President, Northern Operations, pulp and newsprint for the same company. Prior to that, he worked for Donohue Inc. as Executive Vice President, pulp and paper, where he managed the operations of the pulp and paper mills in Eastern Canada, the sales and marketing of commercial pulp as well as engineering projects and environmental activities.

Mr. Jean holds a BSc.A (electrical engineering) from Université de Montréal.

Meeting
Board and Committee Memberships	Attendance	Public Board Memberships

Board of Directors	N/A	• SFK Pulp Income Trust o Corporate Governance and Human Resources Committee
(Mr. Jean intends to resign from this board.)
Securities Held(1)

Total Market
			Total of	Value of
			Common Shares	Common Shares
Year	Common Shares	DSUs	and DSUs	and DSUs ($)

2006	NIL	NIL	NIL	NIL

JEFFREY G. MARSHALL(2) Director since: December 1, 2006
Age: 62
Toronto, Ontario
Canada

Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. From 1997 to 2003 he was the President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company. Prior to that, he was the President and Chief Executive Officer of Ontario Clean Water Agency. He was also the President and Chief Executive Officer of Marshall Drummond McCall Inc. and Marshall Steel Limited.

Mr. Marshall holds a Bachelor of Applied Science (Civil) degree from Queen’s University and a Masters of Business Administration from McGill University. He is a graduate of the University of Western Ontario’s Director Program and a Professional Engineer.

Meeting
Board and Committee Memberships	Attendance	Public Board Memberships

Board of Directors Audit Committee Environmental, Health and Safety Committee	1/1 0/0 0/0	100% N/A N/A	• Neenah Foundry Company
   o   Member, Audit Committee
•    Brand Energy and Infrastructure Services Inc.
   o   Member, Compensation Committee
   o   Member, Governance Committee
•    Toronto Hydro Corporation
o Member, Compensation Committee
Securities Held(1)

Total Market
			Total of	Value of
			Common Shares	Common Shares
Year	Common Shares	DSUs	and DSUs	and DSUs ($)

2006	NIL	12,366	12,366	49,711

AMIT B. WADHWANEY(2)(3) Director since: December 1, 2006
Age: 53
New York, NY
United States

Mr. Wadhwaney is a portfolio manager and senior research analyst with Third Avenue Management LLC and has held that position since 1999. From 1990 to 1994 he worked as a portfolio manager for an affiliate of Third Avenue and from 1994 to 1999 for other New York based asset management companies. Prior to that, Mr. Wadhwaney was a research analyst, and from 1975 to 1988 he was a senior analyst with Domtar Inc., a paper and forest products producer.

Mr. Wadhwaney holds Bachelor of Science degrees in Chemical Engineering and Mathematics from the University of Minnesota, a B.A. (Honors) and an M. A. in Economics from Concordia University (Montreal) and an MBA from the University of Chicago.

Meeting
Board and Committee Memberships	Attendance		Public Board Memberships

Board of Directors Governance & Human Resources Committee	1/1 0/0	100% N/A	• NIL
Securities Held

Total Market
			Total of	Value of
			Common Shares	Common Shares
Year	Common Shares	DSUs	and DSUs	and DSUs($)

2006	NIL	NIL	NIL	NIL

(1)	Information for 2006 shows securities held as at February 9, 2007, the date of this management proxy circular. The total market value of Common Shares is based on the closing price of the Common Shares on the Toronto Stock Exchange on February 9, 2007. The total market value of DSUs is based on the 10 day weighted average trading price of the Common Shares on the Toronto Stock Exchange prior to February 9, 2007.

(2)	Mr. Duster, Mr. Goldman, Mr. Marshall and Mr. Wadhwaney were appointed as directors on December 1, 2006 at the request of TAM, which manages client accounts which own in the aggregate 81,175,508 Common Shares and has voting control over 77,447,665 of such shares.

(3)	Mr. Wadhwaney has elected to waive his entitlement to directors compensation for the time being, other than reimbursement of expenses, and therefore was not credited with an annual DSU grant. See “Compensation of Directors”.
     The Corporation does not have an executive committee.
APPOINTMENT OF AUDITORS
      Management proposes to nominate KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of the Shareholders of the Corporation. A predecessor firm of KPMG LLP was first appointed to such office in 1946.
AMENDMENTS TO CATALYST PAPER STOCK OPTION PLAN
      On February 13, 2007 the Board of Directors approved proposed amendments to the Catalyst Paper Stock Option Plan (the “Plan”), which are subject to Shareholder approval and the final approval of the Toronto Stock Exchange (the “TSX”).
      At the Meeting, Shareholders will be asked to approve a resolution authorizing amendments to the Plan: (i) to permit the Board of Directors to make future amendments to the Plan in limited, specified circumstances without Shareholder approval; (ii) to provide for an automatic ten-day extension of the term of any option where such term would otherwise expire during or within two business days after a Corporation-imposed blackout period; and (iii) to increase the maximum number of Common Shares which may be issued upon exercise of options under the Plan from 10,000,000 to 12,000,000. In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote for the approval of the resolution to authorize the amendments to the Plan.
      Set out below is a summary of the proposed amendments.
Catalyst Paper Stock Option Plan
      The Plan is designed to attract, retain, incent and reward the services of the Corporation’s directors and employees. For a description of the Plan, see “Report on Executive Compensation — Long Term Incentive Plan — Stock Option Plan” on page 15. Shareholders are invited to consider, and if thought advisable, to approve with or without variation, the resolution set out below approving the specific amendments to the Plan described below. A copy of the Plan, which has been blacklined to reflect the proposed changes, is attached as Schedule A to this management proxy circular.
Security Based Compensation Arrangements
      On June 6, 2006, the TSX published a Staff Notice regarding amending procedures for security based compensation arrangements. Previously, shareholder approval was required for security based compensation arrangements if the TSX considered the amendments to be material, or if the plan itself required shareholder approval for the specific amendment. The new rules published by the TSX allow shareholders to determine the types of amendments that require shareholder approval. The TSX now advises that security based compensation plans should contain detailed provisions that specify those amendments that require shareholder approval and those that can be made without shareholder approval. Effective as of June 30, 2007, if a security based compensation arrangement does not contain a detailed amendment procedure, then every amendment will require specific shareholder approval, even simple “housekeeping” amendments.
Amendment to Amending Provisions
      The Plan currently provides that subject to any required regulatory or shareholder approvals and to the rules of any applicable stock exchange, the Corporation’s Governance and Human Resources Committee may make such amendments to the Plan as it deems advisable. The Board has determined that it would be advisable to amend the Plan to specify those amendments that can be made to the Plan by the Board of Directors without Shareholder approval. These amendments are set out in section 15.3 of the Plan, and include amendments related to:

(a)	formal minor or technical modifications to any of the provisions of the Plan;

(b)	corrections of any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	changes to the vesting provisions of options;

(d)	changes to the termination provisions of options which do not entail an extension beyond the original expiry date of the options, unless as a result of a blackout period extension (as discussed below);

(e)	additions of cashless exercise features to the Plan which provide for the payment in cash or securities on exercise of options and which provide for a full deduction of the number of underlying securities from the Plan reserve in such case; and

(f)	the addition of, or changes to, provisions relating to any form of financial assistance provided by the Corporation to participants that would facilitate the purchase of securities under the Plan, provided, however, that no such amendments may be made without the consent of each affected participant in the Plan if the amendment would adversely affect the rights of such affected participant. In addition, the amendments provide that Shareholder approval is specifically required for any amendment that results in (i) an increase in the number of Common Shares issuable under options granted under the Plan; (ii) a reduction in the exercise price of an option; (iii) the cancellation and reissue of any option; (iv) an extension of the term of an option granted under the Plan benefiting an insider of the Corporation (within the meaning of the rules of the TSX); or (v) options becoming transferable or assignable other than for normal course estate settlement purposes.
Introduction of Blackout Period Extensions
      The TSX recognizes that for good corporate governance reasons many public companies have internal policies prohibiting certain employees from buying or selling the company’s securities and, in some cases, from exercising stock options during specific periods. The times that these restricted employees are not permitted to trade in a company’s securities are often called “blackout periods”. Trading restriction policies are a component of good corporate governance and assist in fostering compliance with legal requirements that prohibit trading in a public company’s securities when individuals have material information about the company that has not been released to the public. A blackout period is designed to prevent a person from trading with the knowledge of inside information that is not yet available to other shareholders or investors.
      The TSX recognizes this may result in an unintended penalty to employees who are prohibited from exercising options during a blackout period because of their company’s internal trading policies. As a result, the TSX now permits companies to extend the term of options that would expire during a blackout period.
      The Corporation has an insider trading policy which provides for blackout periods commencing on the first day following the end of each fiscal quarter/year end and continuing through the close of trading on the second full business day after release of the quarterly or year end financial results to the public. A blackout period also occurs during the time that an employee or director knows of material information about the Corporation or its subsidiaries that has not been disclosed to the public.

      The Board has proposed amendments to the Plan to reflect the greater flexibility permitted by the TSX, so that options granted under the Plan expire at the later of the expiry date set for the option (usually 10 years after the grant date) or, if that date occurs during a blackout period or within two business days of it, 10 business days after the earlier of the end of the blackout period or, provided the blackout period has ended, the expiry date.
Increase in Number of Common Shares Issuable under Options
      The Plan authorizes the issuance of options to purchase up to 10,000,000 Common Shares. As at February 9, 2007 options to purchase a total of 7,345,500 Common Shares are outstanding, representing approximately 3.4% of the issued and outstanding Common Shares. The Board of Directors wishes to be able to continue to provide option-based incentives to directors and employees in appropriate circumstances. Accordingly, in order to permit the grant of options to purchase up to 2,000,000 additional Common Shares under the Plan, the Board of Directors has approved an amendment to the Plan to increase the maximum number of Common Shares which may be issued upon the exercise of options under the Plan from 10,000,000 to 12,000,000.
      If the proposed resolution is approved by the Shareholders, the total number of Common Shares reserved for the Plan would represent approximately 5.6% of the total issued and outstanding Common Shares. In addition, the total number of Common Shares reserved for both the Plan and the proposed Restricted Share Unit Plan (see “2007 Restricted Share Unit Plan” on page 9) would represent approximately 7% of the total issued and outstanding Common Shares.
Recommendation of the Board of Directors and Resolution
      The TSX has conditionally approved the amendments described above, subject to approval of the holders of the Common Shares. The holders of the Common Shares will be asked at the Meeting, or any adjournment thereof, to consider, and, if deemed advisable, adopt the following resolution:

RESOLVED that the amendments to the Catalyst Paper Stock Option Plan adopted by the Board of Directors of the Corporation on February 13, 2007 and described in the management proxy circular dated February 9, 2007 are approved.
The Board of Directors of the Corporation recommends that holders of Common Shares vote in favour of the resolution.
2007 RESTRICTED SHARE UNIT PLAN
      The Board of Directors of the Corporation has, subject to Shareholder approval and final approval of the TSX, adopted the 2007 Restricted Share Unit Plan (the “RSU Plan”) for the benefit of the Corporation’s directors and employees. The RSU Plan has been established to provide long term incentive to directors and employees of the Corporation and its subsidiaries for the success of the Corporation, to support the objectives of employee ownership, to foster a responsible balance between short term and long term results and to build and maintain a strong spirit of performance and entrepreneurship.
      The Board of Directors intends to use restricted share units (“RSUs”) issued under the RSU Plan, as well as options issued under the Catalyst Paper Stock Option Plan, as part of the Corporation’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.
      At the Meeting, Shareholders will be asked to approve a resolution adopting the RSU Plan. In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote for the approval of the resolution authorizing the RSU Plan.
Summary of the RSU Plan
      Set out below is a summary of the RSU Plan. A complete copy of the RSU Plan is attached to this management proxy circular as Schedule B.
Eligible Participants
      The RSU Plan is administered by the Governance and Human Resources Committee of the Board of Directors. Directors of the Corporation and employees of the Corporation and its subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Governance and Human Resources Committee will approve those employees and directors who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Corporation.

Each RSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the RSU vesting criteria.
Vesting
      RSUs vest in accordance with terms determined by the Governance and Human Resources Committee, which may be based on, among other things, one or more of the following factors: (i) the return to Shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the Corporation; (iii) other performance criteria relating to the Corporation; and (iv) the length of time of service by the participant. The performance terms that the Governance and Human Resources Committee may apply to RSUs are intended to strengthen the link between the Corporation’s performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal. The conditions relating to the vesting of RSUs are determined by the Governance and Human Resources Committee in its sole discretion.
      Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, or may be purchased by the Corporation on the market for delivery to the participant.
      The expiry period of RSUs will be determined by the Governance and Human Resources Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be a director or an employee of the Corporation. All unvested, expired RSUs are available for future grants.
Dividends
      A participant’s RSU account will be credited with additional RSUs if and when the Corporation declares a cash dividend on the Common Shares, based on the number of Common Shares the participant would have held on the record date for the payment of the dividend. For this purpose, the number of additional RSUs to be credited will be calculated based on the arithmetic average of the closing price of the Common Shares on the TSX for the five trading days on which a board lot was traded ending on the date that is three trading days prior to the dividend record date.
Maximum Number of Common Shares Issued
      The maximum number of Common Shares reserved for issuance under the RSU Plan is 3,000,000, representing approximately 1.4% of the issued and outstanding Common Shares. Common Shares purchased on the market for the purpose of honouring RSU grants will not be counted for the purpose of determining the number of shares issued under the RSU Plan. The maximum number of Common Shares reserved for issuance under both the RSU Plan and the Catalyst Paper Stock Option Plan is 15,000,000, representing approximately 7% of the issued and outstanding Common Shares. The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security based compensation arrangement of the Corporation within any one year period will not exceed 10% of the total number of outstanding Common Shares.
Cessation of Entitlement
      If a participant voluntarily resigns his or her position as a director or employee of Corporation, or if a participant’s employment is terminated for cause, all unvested RSUs are forfeited. If a participant retires, dies or becomes disabled or if a participant who is a director ceases to be a director of the Corporation at the request of the Board of Directors or as a result of a Shareholder vote, a pro rata portion of unvested RSUs is deemed to vest, based on the number of months between the date the RSUs were granted and the date such participant ceased to be a director or an employee. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, all unvested RSUs are forfeited. However, in such case, at the Corporation’s discretion, all or a portion of such participant’s RSUs may be vested or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion. All forfeited RSUs are available for future grants.
Transferability
      RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the RSU Plan
      The Board of Directors may, without notice, at any time and from time to time, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan,

(c)	to change the vesting provisions of RSUs; and

(d)	to change the termination provisions of RSUs or the RSU Plan which does not entail an extension beyond the original expiry date of the RSU;
      provided, however, that:

(e)	no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(f)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that:

(i)	increases the maximum number of Common Shares issuable pursuant to the RSU Plan;

(ii)	extends the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	provides for other types of compensation through Common Share issuance;

(iv)	expands the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	adds additional categories of participants.
Recommendation of the Board of Directors and Resolution
      The TSX has conditionally approved the RSU Plan, subject to approval of the holders of the Common Shares. The holders of the Common Shares will be asked at the Meeting, or any adjournment thereof, to consider, and if deemed advisable, adopt the following resolution:

RESOLVED that the 2007 Restricted Share Unit Plan adopted by the Board of Directors of the Corporation on February 13, 2007 and described in the management proxy circular dated February 9, 2007 is approved.
      The Board recommends that holders of Common Shares vote in favour of the resolution.
SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS
      As at December 31, 2006 the Corporation has authorized the following securities for issuance pursuant to equity compensation plans:

Number of
securities
	Number of	Weighted-	remaining available
	securities to be	average exercise	for future issuance
	issued upon	price of	under equity
	exercise of	outstanding	compensation plans
	outstanding	options,	(excluding
	options, warrants	warrants and	securities reflected
	and rights	rights	in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders(1)	8,171,000	$4.35	1,829,000

(1)	Catalyst Paper Stock Option Plan. See “Report on Executive Compensation — Long Term Incentive Plan — Stock Option Plan” on page 15 for a description of the Catalyst Paper Stock Option Plan.

EXECUTIVE COMPENSATION
Summary Compensation Table
      The following table reflects compensation paid during each year, except that bonus amounts are in respect of each year.

		Annual Compensation			Long-Term Compensation

					Awards	Payouts

						Restricted
						Shares or
				Other Annual	Securities Under	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Option/ SARs	Share Units	Payouts	Compensation(2)
Name and Principal Position	Year	($)	($)	($)	Granted (#)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

R.J. Horner	2006	600,000	310,000	—	564,000	—	—	344,203
President and	2005	600,000	300,000	—	1,132,750	—	—	520,124
Chief Executive Officer	2004	600,000	450,000	—	531,250	—	—	209,867

R. Leverton	2006	300,000	113,400	—	147,000	—	—	110,803
Vice President, Finance and	2005	299,166	102,000	—	277,500	—	—	90,406
Chief Financial Officer	2004	289,167	159,500	—	125,000	—	—	75,375

J.E. Armitage	2006	300,000	122,400	—	147,000	—	—	115,210
Senior Vice President,	2005	297,916	120,000	—	253,000	—	—	88,549
Sales and Marketing	2004	272,917	149,050	—	112,500	—	—	77,001

W.R. Buchhorn	2006	300,000	122,400	—	147,000	—	—	103,118
Senior Vice President, Operations	2005	270,833	101,550	—	267,750	—	—	71,676
	2004	222,917	123,750	—	93,750	—	—	62,907

R. Lindstrom	2006	225,000	58,725	—	68,000	—	—	119,313
Vice President, Supply Chain	2005	216,041	54,001	—	62,500	—	—	52,205
	2004	199,583	70,500	—	62,500	—	—	46,403

Notes:

(1)	Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for any of the above named individuals (the “Named Executive Officers”).

(2)	Amounts in this column include annual contributions and allocations (including investment returns on notional account balances) to the Corporation’s defined contribution pension plan for the year ended December 31, 2006: R.J. Horner $344,203; R. Leverton $110,803; J.E. Armitage $115,210, W.R. Buchhorn $103,118 and R. Lindstrom $119,313.
Stock Options
      The following table sets forth information concerning grants of stock options (“Options”) to the Named Executive Officers in respect of the year ended December 31, 2006.
OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				Market Value of
	Securities under	% of Total		Securities
	Options	Options Granted to	Exercise or	Underlying Options
	Granted(1),(2)	Employees in	Base Price	on the Date of Grant
Name	(#)	Fiscal Year	($/Security)	($/Security)(3)	Expiration Date

R.J. Horner	484,000	26%	$3.39	$3.40	January 23, 2016
	80,000	4%	$3.29	$3.29	April 25, 2016
R. Leverton	126,000	7%	$3.39	$3.40	January 23, 2016
	21,000	1%	$3.29	$3.29	April 25, 2016
J.E. Armitage	126,000	7%	$3.39	$3.40	January 23, 2016
	21,000	1%	$3.29	$3.29	April 25, 2016
W.R. Buchhorn	126,000	7%	$3.39	$3.40	January 23, 2016
	21,000	1%	$3.29	$3.29	April 25, 2016
R. Lindstrom	58,000	3%	$3.39	$3.40	January 23, 2016
	10,000	1%	$3.29	$3.29	April 25, 2016

Notes:

(1)	Underlying securities are Common Shares of the Corporation.

(2)	One-third of the options which expire on January 23, 2016 become exercisable at the end of each of the first, second and third years following January 23, 2006 unless the market price of the Common Shares exceeds $4.87, at which time all options become exercisable. One third of the options which expire on April 25, 2016 became exercisable at the end of each of the first, second and third years following April 25, 2006 unless the market price of the Common Shares exceeds $4.72, at which time all options become exercisable.

(3)	The market value is the 10-day average trading price of the Common Shares on the TSX immediately preceding the date of grant.

     The following table summarizes for each of the Named Executive Officers the number of Options/ Share Appreciation Rights (“SARs”) if any, exercised during the year ended December 31, 2006, the aggregate value realized upon exercise, the total number of unexercised Options/ SARs, if any, held at December 31, 2006, and the value of such unexercised Options/ SARs at the same date.
AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

					Value of Unexercised
					in-the-Money
			Unexercised Options/SARs		Options/SARs at
		Aggregate	at December 31,		December 31, 2006(2)
	Securities	Value	2006(1),(3) (#)		($)
	Exercised	Realized(1)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

R.J. Horner	—	—	1,231,750	1,496,250	—	—
R. Leverton	—	—	386,332	373,668	—	—
J.E. Armitage	—	—	348,333	353,167	—	—
W.R. Buchhorn	—	—	276,250	356,750	—	—
R. Lindstrom	—	—	178,000	130,500	—	—

Notes:

(1)	The value realized on the exercise of an Option or SAR is equal to the difference between the market value of the relevant underlying security at the time of exercise and the exercise or base price of the Option or SAR.

(2)	The value of the unexercised in-the-money Options/ SARs at the year end is the excess, if any, of the market value of the relevant underlying security as at December 31, 2006 (being $3.30 in respect of the Common Shares) over the exercise or base price of the relevant Options or SARs.

(3)	Underlying securities are Common Shares of the Corporation.
Retirement Plans
      Each of the Named Executive Officers is a member of the defined contribution segment of the Supplemental Retirement Plan for Senior Executives (the “SRP”). The Corporation makes regular contributions to the SRP on behalf of senior executives including the Named Executive Officers. Upon retirement the executive can elect to receive benefits as either a lump sum or in ten equal annual instalments, calculated based on the 10 year Government of Canada bond rate. Benefits payable under the SRP are secured by a letter of credit. Mr. Horner’s retirement account is credited with an annual lump sum payment of $320,000, plus an amount equal to 12% of his monthly salary and bonus. The retirement accounts of each of Messrs. Leverton, Armitage and Buchhorn are credited with an amount equal to 20% of their respective monthly salary and bonus. The remaining Named Executive Officers are credited with an amount equal to 12% of their respective monthly salary and bonus. Of these amounts, seven per cent of the monthly salary and bonus (to a maximum of $18,000 in 2006; $20,000 in 2007) is contributed to the member’s account in the defined contribution segment of the salaried retirement plan available to all Canadian employees of the Corporation and the remainder is allocated to a notional account maintained for the member under the SRP. No benefit is payable under the SRP if the member ceases to be employed by the Corporation prior to attaining five years of participation in the plan. The amounts paid to the Named Executive Officers pursuant to the Corporation’s retirement plans in respect of the year ended December 31, 2006 are set out in the Summary Compensation Table on page 12 under the column entitled “All Other Compensation”.
      Under the defined contribution segment of the SRP, the amount of bonus recognized in pensionable earnings is limited to 50 per cent of the bonus payment for the year subject to a further limit of 50 per cent of the executive’s target bonus. The portion of the bonus that is not recognized due to this latter limit may be carried forward to the immediately following calendar years and applied in years in which the target bonus limit is not reached.
      The retirement benefits that become payable under the SRP are offset by the retirement benefits payable under any other Corporation pension plans.
Termination of Employment, Change in Responsibilities and Employment Contracts
      The Corporation entered into severance agreements with certain of the Named Executive Officers in April, 2006. The agreements provide that the Named Executive Officer whose employment is terminated by the Corporation without cause within the period of two years after the date of completion of a “Proposed Transaction” will be entitled to a two-year termination leave. During this termination leave, he will receive annual salary, bonus under the Corporation’s Short Term

Incentive Plan and certain of the benefits previously received. A “Proposed Transaction” means (i) the acquisition by a person or group of persons acting jointly or in concert of more than 25% of the outstanding voting shares of the Corporation; (ii) the acquisition of all or substantially all of the assets of the Corporation; (iii) a merger with one or more other entities that results in a change in the majority of the Board of directors of the Corporation or securities holders of the parties to the merger other than the Corporation holding more than 35% of the outstanding voting shares of the surviving corporation; or (iv) a merger that has been designated by the directors of the Corporation as a Proposed Transaction. If the Named Executive Officer secures comparable alternative employment during the termination leave, the Named Executive Officer will receive a lump sum payment equal to one-half of the salary which would otherwise be received during the balance of the termination leave. In lieu of taking termination leave, the Named Executive Officer may elect to receive a lump sum settlement equal to 80% of the salary which would otherwise be received during the termination leave plus 75% of the Named Executive Officer’s target bonus under the Short Term Incentive Plan for the current year. These severance agreements expire September 30, 2008. A Proposed Transaction, as defined in such agreements, occurred on October 23, 2006 as a result of the acquisition by Third Avenue Management LLC, a registered investment advisor, of an additional number of Common Shares (approximately 18%) which, when aggregated with Common Shares over which Third Avenue already had control or direction over on behalf of various client accounts, represented 37.8% of the Corporation’s outstanding Common Shares.
      In April, 2006 the Corporation entered into agreements with each of Mr. Horner and Mr. Leverton that provides for benefits to be paid to such individual in the event his employment terminates following a “Control Change”. A “Control Change” occurred on October 23, 2006 when Third Avenue Management LLC acquired control or direction over 37.8% of the Corporation’s outstanding Common Shares. Mr. Horner and Mr. Leverton tendered their respective resignations as Chief Executive Officer and Vice President and Chief Financial Officer on January 15, 2007. At the request of the Board, Mr. Horner has agreed to remain in his position until all of the Corporation’s annual statutory filings have been completed (expected to be mid-February 2007) and Mr. Leverton has agreed to remain in his current position until the earlier of the end of the Meeting or the appointment of a successor. Upon the date his employment ends, Mr. Horner is entitled to receive benefits totalling $4,779,865 and Mr. Leverton is entitled to receive benefits totalling $1,582,546. The payment of these amounts has been secured by letters of credit. In addition, all options held by Mr. Horner and Mr. Leverton will vest on the date their employment ends (the “termination date”) and all such options will expire 30 days following the termination date. As at February 9, 2007 Mr. Horner held 2,228,000 options, with the exercise price ranging from $4.39 to $3.29 and Mr. Leverton held 649,500 options, with the exercise price ranging from $5.25 to $3.29. Each of Mr. Homer and Mr. Leverton may, instead of exercising such options, elect to receive a cash payment equal to the difference between the aggregate exercise price of their options and the fair market value of the underlying Common Shares, if the then fair market value of such shares exceeds the exercise price of the options. Any amounts that may be payable if Mr. Horner or Mr. Leverton elect a “cashless” exercise of their options depend upon the fair market value of the Common Shares on the respective termination dates, and are not included in the amounts secured by the letters of credit.
COMPOSITION OF THE COMPENSATION COMMITTEE
      The Governance and Human Resources Committee monitors, on behalf of the Board of directors, senior executive succession, career development and compensation of executive officers, including the Named Executive Officers. Each of T.S. Chambers, G. Collins, M. Dodson, B. Kenning, N. Goldman, W.P. Rosenfeld, D. Unruh and A. Wadhwaney were members of the Committee during the year ended December 31, 2006. Mr. Dodson resigned as a director of the Corporation, and as a committee member, on November 30, 2006. Messrs. Goldman and Wadhwaney were first appointed to the Committee on December 13, 2006.
REPORT ON EXECUTIVE COMPENSATION
      The Governance and Human Resources Committee recommends to the Board of directors the compensation for the executive officers.
Compensation Strategy
      The compensation strategy for the Corporation is based on a total compensation philosophy. Total compensation includes three principal components: (i) base salary and benefits; (ii) short term incentives payable in the form of cash and equity linked consideration intended to focus initiative on annual objectives; and (iii) long term incentives granted through the issuance of stock options and, if the Restricted Share Unit Plan described on page 9 is approved by the Shareholders, restricted share units to encourage the enhancement of Shareholder value.

      The total compensation strategy is intended to accomplish the following objectives:

•	to attract executive officers who have demonstrated superior leadership and management skills;

•	to retain the services of valued members of the executive team throughout the normal business cycles typical of resource-based companies;

•	to link the interests of the executive officers with those of the Shareholders; and

•	to motivate executive officers to achieve excellence within their respective areas of responsibility.
      The Committee believes these objectives will be reached with a total compensation package which corresponds to base salary levels set at a discount to market comparator median levels of compensation among forest industry and all industrial peer groups of companies, where executive officers have the potential to more than make up for such discount through awards made under the short and long term incentive plans. These plans are aimed at top decile comparator levels. Actual awards paid to executives will vary based upon both individual and corporate performance. Under this philosophy average performance is expected to merit below average pay and superior performance is rewarded with top decile pay.
Independent Consultant
      The Governance and Human Resources Committee regularly receives a report from an independent consultant which provides the Committee with information on current compensation practices. In 2006 the Committee retained Towers Perrin to provide advice on the market competitiveness of the Corporation’s executive compensation. Towers Perrin also provides certain pension consulting and actuarial services to the Corporation.
Base Salary, Benefits and Perquisites
      For the year 2006, base salary, benefits and perquisites were targeted at the median level of compensation for executive officers in other selected forest products companies of similar size and complexity in Canada.
      Each position was assigned a salary range and a benefit program which was adjusted to maintain the desired competitive position in the market place. Salaries, benefits and perquisites are generally reviewed annually and adjustments are made when appropriate.
Short Term Incentive Plan
      The Corporation has a short term incentive plan under which executive officers may be paid an annual bonus based upon the achievement of objectively measured corporate objectives and subjectively measured personal objectives. Membership in the plan is limited to designated individuals and includes the Named Executive Officers. Historically, annual bonuses awarded under the short term incentive plan varied from zero to 80% of base salary for participants in the plan, other than the Chief Executive Officer, and zero to 124% of base salary in the case of the Chief Executive Officer. Looking ahead, annual bonus potential is expected to be set for each position and role at a level consistent with that of top decile comparators for such position and role among the market peer group. The corporate and individual targets giving rise to full bonus potential will be set to correspond with top decile performance.
Long Term Incentive Plan — Stock Option Plan
      To provide a longer term incentive to executives, the Corporation has a stock option plan (the “Plan”). Historically, individual executives were eligible for option grants annually, with a notional value that corresponded to a target percentage of the executive’s salary. The target percentage of salary was determined annually by the Governance and Human Resources Committee to maintain market median total compensation levels for executives. The notional value of the options granted was 125% of annual salary for the Chief Executive Officer and 40% to 65% for other executives. The notional value of the options was established by an external, independent specialist using the binomial valuation methodology. Going forward, consideration will be given to establishing a long-term incentive pool which will include option and, subject to Shareholder approval of the Restricted Share Unit Plan, restricted share unit awards that vest three years after grant based on performance and other considerations set at the time of grant. It is contemplated that maximum potential awards will be set based on the annual long term compensation levels of top decile performers. The actual shares vested, assuming a three year measurement period, would be three times the annual award level for the positions and roles included in the Plan.
      The Plan provides for grants of options to acquire Common Shares of the Corporation to directors and employees of the Corporation and its subsidiaries in such numbers as the Governance and Human Resources Committee determines from time to time. The Plan authorizes the granting of options for up to 10,000,000 Common Shares, representing 4.6% of the issued and outstanding Common Shares. Options to purchase a total of 7,345,500 Common Shares are currently outstanding under the Plan. Shareholders will be asked at the Meeting to approve an increase in the number of Common Shares that can be issued under options from 10,000,000 to 12,000,000. See “Amendment to Catalyst Paper Stock Option Plan”.

      The maximum term of all stock options is 10 years, although the Governance and Human Resources Committee may provide for a shorter term in its discretion. The exercise price of the options is based on the five day average trading value of the Common Shares on the TSX immediately preceding the date of grant. The vesting of the options is determined by the Committee at the time of the grant. Historically, most options become exercisable as to one-third on or after the first, second and third anniversary of the date of grant, and become immediately exercisable if a predetermined share price hurdle is exceeded. The share price hurdle is based on a benchmark compound annual growth rate calculated over a specified period of time, as established by the Committee at the time of grant. However, going forward it is not anticipated that options will vest early based on share price appreciation.
      The Plan provides that no option will be granted if the aggregate number of Common Shares reserved for issuance pursuant to those options and any other stock options granted by the Corporation to any one person would exceed 5% or, in the case of insiders, would exceed 10%, of all of the outstanding Common Shares. Options are not assignable or transferable, although if an option holder dies, his or her legal personal representative may exercise the option in accordance with the terms of the Plan.
      The restrictions and conditions applicable to the options in the event that an employee ceases to be associated with the Corporation is determined by the Governance and Human Resources Committee at the time of the option grant. Generally, however, options are granted on the basis that:

(a)	if an option holder dies, vested options must be exercised by his or her personal representatives no later than the later of:

(i)	90 days after the earlier of the date of the grant of probate of the estate and the first anniversary of the date of death; and

(ii)	90 days after the end of the fiscal year of the Corporation in which the death occurred;

(b)	if an option holder retires or becomes permanently disabled, vested options must be exercised no later than the earlier of:

(i)	90 days after the end of the fiscal year of the Corporation in which the option holder retired or became disabled; and

(ii)	the end of the options’ term;

(c)	if an option holder’s employment is terminated either voluntarily or without cause, vested options must be exercised within 30 days after the date of termination of employment; and

(d)	if an option holder’s employment is terminated for cause, all options terminate immediately.
      The Governance and Human Resources Committee may at any time terminate the Plan or make such amendments to the Plan as it considers advisable, subject to applicable legislation and any required regulatory or Shareholder approval and the rules of any stock exchange on which the Common Shares are listed. The Corporation is proposing to make certain amendments to the Plan. See “Amendments to Catalyst Paper Stock Option Plan” on page 7.
Compensation of Chief Executive Officer
      Historically, the compensation of the Chief Executive Officer was based upon a combination of base salary, a short term incentive plan under which a cash bonus could be awarded and the grant of stock options under the Corporation’s stock option plan. The base salary of the Chief Executive Officer was targeted at the median of the salaries paid to chief executive officers of companies engaged in the forest products industry in Canada. The short-term incentive plan was based upon the attainment of objectively measured corporate objectives and the achievement of personal objectives. These objectives were each determined by the Governance and Human Resources Committee, in consultation with the Chief Executive Officer, before the commencement of each fiscal year of the Corporation. In 2006, the relative weighting of the objectives for the Chief Executive Officer in that fiscal year were: improvement in the health and safety performance of the employees of the Corporation — 10%; attainment of a target amount of EBITDA — 50%; attainment of a target EBITDA margin for the Corporation’s paper operations relative to that of a competitor — 10%; and attainment of personal objectives — 30%. The personal objectives emphasized leadership and initiative in matters agreed to between the Governance and Human Resources Committee and the Chief Executive Officer. The bonus awarded to the Chief Executive Officer for 2006 recognized the attainment of EBITDA at a pre-determined threshold amount. No bonus amount was paid with respect to employee safety or attainment of the EBITDA margin, as the targets for these objectives were not met. The bonus also included recognition of the attainment of the agreed upon personal objectives.

      The following table shows the value of the compensation elements in the year in which they were granted/earned for the Chief Executive Officer for the last three years.

	2006	2005	2004

Cash Compensation
Salary	$600,000	$600,000	$600,000
Bonus	310,000	300,000	450,000

Total Cash Compensation	910,000	900,000	1,050,000

Long-term Compensation
Expected Value of Stock Options(1)	575,280	1,257,353	796,875

Total Cash Compensation	575,280	1,257,353	796,875

Total Direct Compensation	1,485,280	2,157,353	1,846,875

Perquisites(2)	11,500	11,500	11,500
Pension(3)	94,320	414,320	94,320

Total Compensation	1,591,100	2,583,173	1,952,695

(1)	Valued consistent with accounting Black-Scholes valuations (fair value of $1.02 in 2006, $1.11 in 2005, and $1.50 in 2004). Represents the number of options granted in the year multiplied by the Black-Scholes value, assuming an expected option life of four years.

(2)	Represents the capital cost limit of $46,000 annualized over a standard automobile lease term of 4 years.

(3)	Represents company cash contributions to the RPP of $19,000 in 2006, $18,000 in 2005 and $16,500 in 2004, and notional allocations to the SERP of $75,320 in 2006, $396,320 in 2005 and $77,820 in 2004.
Compensation of Named Executive Officers
      The Governance and Human Resources Committee determines the amounts of the annual bonuses made under the short term incentive plan. For participants in the plan in 2006, 70% of the bonus was based upon the achievement of objectively measured corporate objectives and 30% of the bonus was based upon the achievement of personal objectives that were agreed to individually with each participant. In 2006 the corporate objectives for the Named Executive Officers other than the Chief Executive Officer included the attainment of a measured improvement in employee safety (10%), the attainment of a target amount of earnings before interest, taxes, depreciation and amortization (“EBITDA”) (50%) and the attainment of a target EBITDA margin for the Corporation’s paper operations relative to that of a competitor (10%). In 2006, partial bonuses were paid to the participants based upon the attainment of EBITDA at a pre-determined threshold amount. No bonus amount was paid with respect to employee safety or attainment of the EBITDA margin as the targets for these objectives were not met. The Governance and Human Resources Committee determines the bonuses for the attainment of personal objectives for participants other than the Chief Executive Officer on the recommendation of the Chief Executive Officer. The bonuses awarded for 2006 to the participants in the plan for the attainment of personal objectives range from 44% to 75% of the maximum bonus available for this criterion.
      In addition to the bonuses awarded under the short term incentive plan, the Governance and Human Resources Committee may also award one time special bonuses to the Named Executive Officers in recognition of the achievement of special results in a fiscal year. No special bonuses were awarded to the Named Executive Officers in 2006.
Report submitted by:
G. Collins, Chairman of the Governance and Human Resources Committee
T.S. Chambers
N.P. Goldman
B. Kenning
W.P. Rosenfeld
D. Unruh
A. Wadhwaney

PERFORMANCE GRAPH
      The following graph compares the cumulative total Shareholder return from an investment in Common Shares of the Corporation made on December 31, 2001 with the cumulative total return of a similar investment in the group of companies in the TSE 300 Index and the TSE Paper & Forest Products Index.

	Dec 31 - 2001	Dec 31 - 2002	Dec 31 - 2003	Dec 31 - 2004	Dec 31 - 2005	Dec 31 - 2006

CTL	100.0	93.9	71.8	65.0	52.9	52.2

S&P/TSX	100.0	76.7	96.5	109.9	135.2	179.6

TSX Paper and Forest	100.0	112.3	110.1	109.0	77.0	76.2

COMPENSATION OF DIRECTORS
      Historically, directors have been compensated with a combination of an annual deferred share unit grant, an annual retainer and fees for attending specific board and committee meetings. The annual retainer and meeting fees are payable, at the option of the director, in cash or, in whole or in part, in deferred share units. To help instill a compensation philosophy that average performance merits below average pay and reward superior performance with top decile pay, the Board is recommending a compensation approach oriented toward mid and long term value incentives. The Board has approved a restructuring of the Corporation’s director compensation, subject to Shareholder approval of the Corporation’s proposed Restricted Share Unit Plan (see “2007 Restricted Share Unit Plan” on page 9). In restructuring director compensation, the Board considered median to 75th percentile average director compensation for publicly listed companies in North America. Under the new compensation policy, no meeting fees would be paid. Annual cash retainer and equity compensation would be set to fall at or below median annual director compensation for public comparators. Directors could more than make up this gap based on the performance of stock options and restricted share units received if the market value of the Common Shares increases during their tenure. Stock options would be issued with an exercise price set 25% above the share price on the date of grant. In addition, a one time grant of restricted share units would be issued to each director (unless waived as is the case with Mr. Amit Wadhwaney of Third Avenue Management LLC). The restricted share units would vest three years following the date of grant, and are intended to compensate directors for attending board and committee meetings and foster focused value enhancing commitment beyond the participation expected at formal meetings. The following table shows the current director compensation policy and the new compensation policy that will be adopted if Shareholder approval of the Restricted Share Unit Plan is obtained.

Item	Current Policy	Proposed Policy

Chair’s Annual Fee
o Annual Cash Compensation	$110,000	$125,000
o Annual Deferred Share Units (value at time of grant)	$62,600	nil
o  Annual Stock Option Grant (options would be granted with an exercise price set 25% above the Common Share market price on the date of grant and would vest one third on or after the first, second and third anniversary of the date of grant)
	nil	36,000 options
o Restricted Share Units (RSUs) (one time initial grant made once RSU Plan is approved and to future Chairs when they are appointed. No RSUs will vest until three years after their grant date.)	nil	125,000 RSUs

Deputy Chair’s Annual Fee
o Cash Compensation	$55,000	No Deputy Chair
o Stock Based Compensation (Deferred Share Units — value at time of grant)	$48,800

Director’s Annual Fee
o Annual Cash Compensation	$25,000	$60,000
o Annual Deferred Share Units (value at time of grant)	$35,000	nil
o  Annual Stock Option Grant (options would be granted with an exercise price set 25% above the Common Share market price on the date of grant and would vest one third on or after the first, second and third anniversary of the date of grant)
	nil	24,000 options
o Restricted Share Units (one time initial grant made once RSU Plan is approved and to subsequent directors when they join the Board. No RSUs will vest until three years after their grant date.)	nil	60,000 RSUs

Committee Chair’s Annual Fee (other than Audit Committee Chair)	$5,000	$10,000
Committee Member’s Annual Fee	$3,000	$5,000
Audit Committee Chair’s Annual Fee	$10,000	$15,000
Board Meeting Fee	$1,500	nil
Board Meeting Fee for meetings held by telephone	$750	nil
Committee Meeting Fee	$1,200	nil
Committee Meeting Fee for meetings held by telephone	$600	nil
      Mr. Amit Wadhwaney, a director and employee of Third Avenue Management LLC, which exercises control or direction over approximately 37.8% of the Common Shares, has elected to waive his entitlement to director compensation for the time being, other than reimbursement of expenses.
      In 2006 the Corporation established a special committee of independent directors to review the unsolicited offer by CTOE LLC to acquire up to 39 million Common Shares. Mr. Chambers, the chair of the special committee, received $35,000 for his participation on the committee and Messrs. Rosenfeld, Purchase, Kenning and Unruh each received $25,000 for their participation on the committee.
      Directors may choose to convert all or part of their compensation into deferred share units (“DSUs”). The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of the Corporation’s Common Shares on the TSX over the ten days prior to the calculation date. The value of the DSUs is payable by the Corporation to a director upon the director’s departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Common Shares on the TSX over the ten days prior to the relevant calculation date. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.

      The following table sets out the DSUs held by directors as at December 31, 2006:

	Number of	Percentage of
	DSU’s Held as at	Compensation
Director	December 31, 2006	as DSU’s

T.S. Chambers	95,102	100%
G. Collins	43,931	100%
M. Desbiens	Nil	0%
B.C. Duster, IV	Nil	0%
N.P. Goldman	Nil	0%
B. Kenning	Nil	0%
J.G. Marshall	850	50%
R.K. Purchase	77,065	50%
W.P. Rosenfeld	116,748	75%
D. Unruh	Nil	0%
A. Wadhwaney	Nil	0%
      The following table shows the value of the compensation elements paid to the Corporation’s directors in 2006:

			Annual
	Annual	Annual	Committee		Board	Committee				Annual
	Board	Committee	Chair	Special	Meeting	Meeting	Travel	Total Fees	Total Fee	DSU
Director	Retainer	Retainer	Retainer	Retainer	Fees	Fees	Premium	(Cash)	(DSUs)	Grant

Chambers	$25,000	$3,000	$10,000	$35,000	$19,500	$12,600	$—	$—	$105,100	$35,000
Collins	25,000	3,964	3,393	—	19,500	10,800	—	—	62,657	35,000
Desbiens	16,140	3,874	—	—	13,500	6,600	6,000	46,114	—	—
Duster, IV	2,106	505	—	—	1,500	—	1,500	5,611	—	—
Goldman	2,106	253	—	—	1,500	—	1,500	5,359	—	—
Marshall	2,106	505	—	—	1,500	—	1,500	2,806	2,806	—
Wadhwaney(1)	—	—	—	—	—	—	—	—	—	—

(1)	Mr. Wadhwaney has elected to waive his entitlement to director compensation for the time being, other than reimbursement of expenses.
     The above table reflects compensation paid to those individuals who are currently directors of the Corporation and who are standing for re-election. Aggregate compensation paid to other directors in 2006 was as follows:

			Annual
	Annual	Annual	Committee		Board	Committee				Annual
	Board	Committee	Chair	Special	Meeting	Meeting	Travel	Total Fees	Total Fee	DSU
Director	Retainer	Retainer	Retainer	Retainer	Fees	Fees	Premium	(Cash)	(DSUs)	Grant

Dodson(1)	$19,700	$4,728	$—	$—	$9,000	$5,400	$—	$—	$38,827	$—
Dragvik(2)	3,219	773	—	—	1,500	2,400	1,500	9,392	—	35,000
Johnstone(3)	8,104	2,593	—	—	5,250	7,200	—	—	23,148	35,000
Kenning	20,555	4,933	—	25,000	15,750	7,200	—	73,439	—	—
Lagberge(4)	22,894	3,712	2,972	—	16,500	7,200	—	26,639	26,639	35,000
Lerstad(2)	3,219	773	—	—	—	—	—	3,992	—	35,000
Oksum(2)	14,164	773	—	—	1,500	2,400	1,500	20,337	—	62,500
Purchase	99,055	3,000	5,000	25,000	21,000	13,800	—	83,427	83,427	35,000
Rosenfeld	55,000	6,000	—	25,000	18,750	11,400	9,000	31,287	93,862	48,800
Unruh	21,389	5,133	—	25,000	17,250	7,200	—	75,972	—	—

(1)	Mr. Dodson became a director on February 16, 2006 and resigned on November 30, 2006.

(2)	Messrs. Dragvik, Lerstad and Oksum resigned as directors on February 16, 2006, concurrent with the disposition by Norske Skogindustrier ASA of its entire 29.4% interest in the Corporation.

(3)	Mr. Johnstone did not stand for re-election as a director and ceased to hold that position on April 27, 2006.

(4)	Ms. Laberge became a director on September 19, 2005 and resigned on November 30, 2006.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
      The Corporation has purchased primary and excess directors’ and officers’ liability insurance policies for the benefit of the directors and executive officers of the Corporation and its subsidiaries against any liability, including legal costs, incurred by them in their capacity as directors or executive officers of the Corporation and its subsidiaries, subject to all of the terms and conditions of such policies. The aggregate amount of premiums in the year ended December 31, 2006 paid by the

Corporation in respect of directors and executive officers as a group was approximately $584,000. The total limit of insurance purchased for all directors and executive officers was $100 million per loss and in the aggregate on an annual basis. An additional $25 million in coverage was added in 2006 through a Difference in Conditions policy for claims made against individual directors and officers. This new policy provides enhancements not available in the underlying policy. There is no deductible for claims made against individual directors and executive officers. The Corporation is an insured entity under the program against liability arising from (a) securities claims; (b) oppressive conduct claims; and (c) Canadian pollution claims. The deductible for claims made against the Corporation is $250,000.
CORPORATE GOVERNANCE PRACTICES
      The Corporation seeks to achieve high standards of corporate governance and has designed its corporate governance practices to be consistent with this objective. The Board has reviewed and amended its governance practices in response to recent Canadian and United States regulatory initiatives. As new rules and policies come into effect, the Board will continue to revise its practices as required. The Board has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-101 (the “Governance Guidelines”), and the Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. Attached as Schedule C to this management proxy circular is a chart which summarizes the alignment of the Corporation’s governance practices with the Governance Guidelines.
Composition of the Board
      The Board makes an annual determination of the independence of each director, based on National Policy 58-201 — Corporate Governance Guidelines, Multilateral Instrument 52-110 — Audit Committees and the Sarbanes-Oxley Act, 2002. In February 2007 the Board determined that all directors except Mr. Horner are independent.
      In 2006 client accounts managed by Third Avenue Management LLC (“TAM”) acquired 81,503,313, or approximately 37.8%, of the Corporation’s outstanding shares. On December 1, 2006 Messrs. Wadhwaney, Duster, Goldman and Marshall were appointed as directors at the request of TAM. Mr. Wadhwaney is an employee of TAM. Messrs. Duster, Goldman and Marshall are not related to TAM.
      The Chair of the Board is Keith Purchase, an independent director. (Mr. Purchase is not standing for re-election to the Board for 2007). The Board has established terms of reference for the Chair, whose primary responsibilities include (i) acting as a principal sounding board and counsellor for the Chief Executive Officer; (ii) leading the Board and monitoring and evaluating the performance of the Chief Executive Officer; (iii) coordinating with the Chief Executive Officer to ensure that management strategy, plans and performance are represented to the Board and Shareholders as appropriate; (iv) providing leadership to the Board and assisting the Board in reviewing and monitoring the aims, strategy, policy and directions of the Corporation; and (v) retaining an independent perspective to best represent the interests of the Corporation, Shareholders and the Board.
      All of the directors standing for election at the meeting, other than Mr. Wadhwaney are directors of public entities other than the Corporation. See “Election of Directors”.
Mandate of the Board
      The Board is responsible for the stewardship of the Corporation and satisfies its legal responsibility to manage or supervise the management of the business, in the interest of Shareholders, by overseeing the activities of the President and Chief Executive Officer. A copy of the text of the Administrative Guidelines and Terms of Reference for the Board is attached as Schedule D to this management proxy circular.
      The Board, under the leadership of the Chair, has expressly acknowledged its stewardship role in:

(i)	appointment, remuneration and succession of senior management;

(ii)	strategic planning;

(iii)	review of annual budgets and performance targets;

(iii)	identification and monitoring of the principal risks of the Corporation’s business;

(iv)	monitoring and evaluating internal controls and management information systems; and

(v)	reviewing systems and policies for effective and timely shareholder communications.
      The Board annually reviews and approves a long range strategic plan at an annual strategy session held with management. The Board obtains strategic updates from management at least quarterly. The Board also reviews and approves strategic transactions that are out of the ordinary course of business, including acquisitions, dispositions and financings.

      The Board manages its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation. The specific mandate and duties and responsibilities of the Board are set forth in a comprehensive corporate governance manual which is provided to all directors upon their election to the Board. The manual is reviewed and updated on a regular basis and provides guidelines to the Board to assist it in carrying out its stewardship role.
      New directors are provided with an orientation that includes a review of the Corporation’s business and operations, meetings with members of the executive team and visits to the Corporation’s manufacturing facilities.
      The Board and its committees may retain outside advisors as they deem necessary. Individual directors, with the concurrence of Chair or Deputy Chair, may also engage outside advisors.
Board Meetings
      The Board has regular quarterly meetings and meets more frequently on an as-needed basis. The Board met nineteen times in the year ended December 31, 2006. In addition to its regular quarterly meetings, the Board schedules separate meetings to review the Corporation’s strategic plan and operating and capital plan.
      At the end of each regularly scheduled Board meeting and meeting of the Governance and Human Resources Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present. During 2006, six in-camera sessions were held at the Board meetings, four at the Governance and Human Resources Committee meetings and four at the Audit Committee meetings.
Committees of the Board
      The Board has established an Audit Committee, an Environmental, Health and Safety Committee and a Governance and Human Resources Committee.
Audit Committee
      The Audit Committee consists of Messrs. Chambers, Collins, Duster, Desbiens, Kenning, Marshall, Purchase and Unruh. (Messrs. Kenning, Purchase and Unruh are not standing for re-election as directors.) Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience

T.S. Chambers	Mr. Chambers has been a chartered accountant since 1969. He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is the chair of four other audit committees.

G. Collins	Mr. Collins is the former Chief Executive Officer of HMY Airways Inc. and in that capacity supervised the preparation of that company’s financial statements. Prior to joining HMY Airways Inc., Mr. Collins was the Minister of Finance for the Province of British Columbia.

B.C. Duster	Mr. Duster is a senior advisor with the financial advisory firm Watermark Advisors. He has also held financial advisory positions with Masson & Company, LLC, Wachovia Securities and Salomon Brothers. In that capacity he has been responsible for reviewing and interpreting financial statements for the purpose of advising clients on valuing, structuring and financing merger and acquisition transactions and executing financing transactions. He has an MBA, with a concentration in Finance, from Harvard and an undergraduate degree in economics from Yale. Mr. Duster is the Chairman of the Board of Algoma Steel Inc., a TSX listed public company, and the Chair of the Audit Committee of RCN Corp, a NASDAQ listed public company.

Name	Relevant Education and Experience

M. Desbiens	Mr. Desbiens has held a number of senior positions with public companies, including president and chief executive officer of Donohue Inc., chairman of the board of Abitibi-Consolidated Inc. and president and chief executive officer of Quebecor World Inc. In those capacities he actively supervised financial officers of the respective companies. He was a consultant to the forestry industry for a number of years, where he evaluated the financial performance of a number of industry participants.

B. Kenning	Mr. Kenning is a member of the Brookfield Asset Management Advisory Board. Prior to his retirement in 2005, Mr. Kenning was a Managing Partner at Brookfield Asset Management Inc. (formerly Brascan Inc.), a position he held for a number of years. He was also the chair and managing partner of BC Pacific Capital, a public merchant banking and investment company. Mr. Kenning is the Chair of the Audit Committee of British Columbia Railway Corporation and the past chair of the Audit Committee of two other public companies. Mr. Kenning holds an MBA (Finance).

J.G. Marshall	Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. He has been President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company, and Marshall Drummond McCall Inc., and in those capacities he actively supervised financial officers. He has been a member of two other audit committees. He holds an MBA (Finance) from McGill University.

R.K. Purchase	Mr. Purchase holds a Bachelor of Commerce (Administration) from Victoria University of Wellington (New Zealand) and an MBA from Simon Fraser University. He has been the Chief Executive Officer of Timberwest, the managing director of Tasman Pulp & Paper and the Executive Vice President of MacMillan Bloedel Ltd. In those capacities he actively supervised financial officers of the respective companies.

D. Unruh	Mr. Unruh is the retired Vice Chair of Westcoast Energy Inc. and Union Gas Limited. For ten years he was a senior officer with a large Canadian public company and in that capacity oversaw the performance of external accountants with respect to the preparation, auditing and evaluation of financial statements. Mr. Unruh sits on four other audit committees of public companies.
      The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to Shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditors;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.
      The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually. A copy of the text of the Audit Committee’s terms of reference is attached as Schedule E to this management proxy circular.
      The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the Committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

      Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, legal, investor relations and corporate controller’s departments, and others as required, to ensure timely and accurate disclosure.
      All quarterly and annual financial statements, press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com). The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.
      The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. In February, 2007 the Audit Committee approved the engagement of the external auditors for the period ending January 30, 2008 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $400,000.
      During the last two years, the Corporation paid the following fees to its external auditors:

	Period ending
	December 31

	2006	2005

Audit Fees	$1,094,000	$594,200
Audit Related Fees	111,600	188,600
Tax Fees	81,000	139,900
All Other Fees	—	—

Total	$1,286,600	$922,700

      The services rendered in connection with “Audit Related Fees” consisted primarily of the audit of a wholly owned subsidiary, the audit of the Corporation’s pension plan and other accounting advice. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.
      The Audit Committee met four times in the year ended December 31, 2006.
Environmental, Health and Safety Committee
      The Environmental, Health and Safety Committee consists of six directors, five of whom are independent. The mandate of the Committee is to:

(i)	establish principles of environment, health and safety stewardship for the Corporation;

(ii)	monitor the Corporation’s compliance with those principles;

(iii)	review the Corporation’s methods of communicating environmental, health and safety policies and procedures; and

(iv)	review the risks related to environmental issues, including an evaluation of the cost benefit associated with those risks.
      The Committee also reviews directors’ duties and responsibilities related to environmental, health and safety matters and recommends practices and procedures to the Board which may be conducive to fulfilling the Corporation’s environmental, health and safety policies.
      The Environmental, Health and Safety Committee met four times in the year ended December 31, 2006.
Governance and Human Resources Committee
      The Governance and Human Resources Committee consists of seven independent directors. Periodically the Governance and Human Resources Committee creates smaller sub-committees, composed of committee members, to address specific issues. The Governance and Human Resources Committee and its sub-committees met seven times in the year ended December 31, 2006.
      The Committee’s principal functions are:

(i)	to develop and monitor the Corporation’s overall approach to corporate governance issues;

(ii)	to recommend to the Board the nominees for election and re-election as members of the Board;

(iii)	to review the performance of the Board as a whole and of its Committees; and

(iv)	to oversee organizational structure, executive appointment and succession, executive compensation, performance review of the Chief Executive Officer and approval of changes to benefit provisions in the Corporation’s salaried pension plans.
      The Board has delegated to the Governance and Human Resources Committee the responsibility for developing and monitoring the Corporation’s overall approach to corporate governance and implementing and administering the governance system. The Governance and Human Resources Committee has established position descriptions for each of the Board as a whole, each Board Committee, individual directors, the Chair of the Board and the Chief Executive Officer. The Committee reviews these mandates annually, and makes recommendations for amendments where appropriate.
      The Governance and Human Resources Committee is responsible for recommending to the Board the nominees for election or re-election to the Board. The Committee is also responsible for the ongoing assessment of directors and regularly analyzes the strengths, skills and experience on the Board to determine if changes are required taking into account the strategic direction of the Corporation.
      The Governance and Human Resources Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance and Human Resources Committee makes recommendations to the Board based on the results of the review.
      The Governance and Human Resources Committee is responsible for annually reviewing directors’ compensation and making recommendations to the Board. Directors may receive their compensation in the form of cash or deferred share units, or a combination of both. Directors are expected to own at least 25,000 deferred share units and/or Common Shares within two years of joining the Board.
      The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year, the Committee evaluates the Chief Executive Officer’s performance against those objectives. The results of the assessment are reported to the Board. The Committee also reviews the performance of other senior executives. The Board meets with management annually to review the Corporation’s succession plan.
      The Governance and Human Resources Committee determines the compensation of the Corporation’s executive officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive team, and reports its conclusions to the Board for its consideration and approval. The Committee also administers the Corporation’s stock option plan and other share based compensation plans, if applicable, and makes recommendations regarding the granting of stock options and other share based grants to executive management and other key employees of the Corporation.
Expectations of Management
      The President and Chief Executive Officer reports directly to the Chair on a regular and ongoing basis. He has full accountability to the Board for the operating, financial and strategic performance of the Corporation. Within its mandate, the Board of directors participates with the Chief Executive Officer in the strategic decision-making process of the Corporation.
      The Corporation has adopted a Code of Corporate Ethics and Behaviour which applies to all directors, officers and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on the Canadian Securities Administrators’ electronic filing website at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with all of its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.
AVAILABILITY OF DOCUMENTS
      Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year. The Corporation will provide to any person or company, upon request to the Corporate Secretary, one copy of the following documents:

(a)	the Corporation’s latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

(b)	the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s most recently completed year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(c)	the management proxy circular of the Corporation filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of Shareholders of the Corporation which involved the election of directors.

      Copies of the above documents will be provided, upon request to the Corporate Secretary, free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document.
SHAREHOLDER PROPOSALS
      The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting of the Corporation is November 12, 2007.
APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR
      The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

By order of the Board

(signed) Valerie Seager
Corporate Secretary

SCHEDULE A
CATALYST PAPER CORPORATION
AMENDED AND RESTATED STOCK OPTION PLAN

1.	NAME AND PURPOSE OF PLAN

1.1	This stock option plan shall be known as the Catalyst Paper Stock Option Plan.

1.2	The purpose of the Plan is to align the financial interests of management with those of the shareholders and to encourage a focus on strategies and results that enhance shareholder value in the longer term.

2.	INTERPRETATION
       In this Plan, unless the context otherwise requires:

2.1	“Board of Directors” or “Board” means the Board of Directors of the Corporation.

2.2	“Committee” means the Governance and Human Resources Committee of the Board of Directors or another committee appointed by the Board of Directors as contemplated in subsection 4.2.

2.3	“Corporation” means Catalyst Paper Corporation and any successor or continuing company resulting from the amalgamation of the Corporation and any other company or resulting from any other form of corporate reorganization.

2.4	“Director” means a director of the Corporation.

2.5	“Employee” means an individual who is an officer or a bona fide full-time salaried employee of the Corporation or any of its Subsidiaries or of any combination or partnership of such corporations or companies.

2.6	“Market Price” means the price per Share equal to the weighted average price per Share for all sales of the Shares on The Toronto Stock Exchange during the five consecutive trading days preceding the date on which a determination of Market Price is required under the Plan provided however that for Optionees who are subject to United States federal taxation Market Price means the greater of:

(i)	the price per Share equal to the weighted average price per Share for all sales of the Shares on The Toronto Stock Exchange during the five consecutive trading days preceding the date on which a determination of Market Price is required under the Plan; and

(ii)	the weighted average price per Share for all sales of the Shares on the Toronto Stock Exchange on the day preceding the day on which a determination of Market Price is required under the Plan.

2.7	“Option” means any option granted pursuant to the Plan and evidenced by an agreement in such form and not inconsistent with the Plan as the President of the Corporation shall approve from time to time.

2.8	“Optionee” means an Employee or Director who has been granted an Option.

2.9	“Option Price” means the price per Share at which Optioned Shares may be subscribed for pursuant to an Option as determined pursuant to section 6 (Option Price) subject to adjustment in accordance with the provisions of section 14 (Changes in Capitalization or Number of Outstanding Shares).

2.10	“Optioned Shares” means the Shares subject to an Option or Options, as the case may be.

2.11	“Plan” means this Stock Option Plan as embodied herein and as from time to time amended in accordance with the provisions hereof, and the guidelines, rules and regulations from time to time in effect hereunder.

2.12	“Shares” means Common Shares without par value in the capital of the Corporation, as constituted at the effective date hereof.

2.13	“Subsidiary” means any corporation or company of which outstanding securities to which are attached more than 50% of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Corporation and/or by or for the benefit of any other corporation or company in like relation to the Corporation, and includes any corporation or company in like relation to a Subsidiary.

2.14	If at any time when the Market Price is required to be determined under the Plan the Shares are not then listed and posted for trading on The Toronto Stock Exchange, such determinations shall be made on the basis of trading on such stock exchange on which the Shares are then listed as may be selected by the Committee or if not then listed on any stock exchange, in the over-the-counter market as determined by the Committee (in any such case, if expressed in other than Canadian funds, then converted to Canadian funds at the noon rate of exchange reported by the Bank of Canada for the most recently preceding day for which the rate of exchange between Canadian currency and the currency in which such price is expressed is available).

2.15	The masculine gender shall include the feminine gender and the singular shall include the plural and vice versa.

2.16	A reference to a section includes all subsections in that section.

3.	SHARES SUBJECT TO THE PLAN

3.1	Subject to adjustment in accordance with the provisions of section 14 (Changes in Capitalization or Number of Outstanding Shares), the maximum number of Shares which may be reserved for issuance pursuant to Options shall be 12,000,000.

4.	GRANT OF OPTIONS AND ADMINISTRATION OF THE PLAN

4.1	Persons eligible to receive Options under the Plan shall be limited to Employees and Directors.

4.2	This Plan will be administered by the Committee or, if the Board so determines, by another committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors, a majority of whom shall not be Employees.

4.3	Subject only to the express provisions of the Plan, the Committee shall have, and hereby is specifically granted, the sole authority:

4.3.1	to grant Options to Employees and Directors and to determine the Option Price and other terms of, and the limitations, restrictions and conditions upon, such grants;

4.3.2	to authorize any officer or officers to execute and deliver any Option agreement, notice or document and to do any other act as contemplated by the terms of the Plan for and on behalf of the Corporation;

4.3.3	to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it may from time to time deem advisable; and

4.3.4	to make all other determinations and perform all such other actions as the Committee deems necessary or advisable to implement and administer the Plan.

4.4	The determinations of the Committee under the Plan (including, without limitation, determinations of the Employees and Directors who are to receive Options, the number of Optioned Shares and timing of Options), need not be uniform and may be made by it selectively among Employees and Directors who receive, or are eligible to receive, Options under the Plan, whether or not such Employees and Directors are similarly situated as to office, length of service, salary or any other factor. The Committee may, in its discretion, authorize the granting of additional Options to an Optionee before an existing Option has terminated.

4.5	All guidelines, rules, regulations, decisions and interpretations of the Committee respecting the Plan or Options shall be binding and conclusive on the Corporation and on all Optionees and their respective legal personal representatives, heirs and legatees and on all Employees and Directors.

4.6	Notwithstanding any other provisions of the Plan and except as otherwise may be permitted under the applicable rules of The Toronto Stock Exchange at any time while the Shares are listed on The Toronto Stock Exchange:

4.6.1	No Option shall be granted if the aggregate number of Shares reserved for issuance pursuant to Options and any other security based compensation arrangement of the Corporation:

4.6.1.1	to any one person would exceed 5%, or

4.6.1.2	to insiders would exceed 10%,
                 of the total issued and outstanding Shares.

4.6.2	No Shares shall be issued pursuant to the exercise of an Option to the extent that:

4.6.2.1	the aggregate number of Shares issued to insiders within a one-year period pursuant to Options and any other security based compensation arrangement would exceed 10%, or

4.6.2.2	the aggregate number of Shares issued to any one insider and that insider’s associates within a one-year period pursuant to Options and any other security based compensation arrangement would exceed 5% of the Shares outstanding on a non-diluted basis immediately prior to the proposed Share issuance excluding Shares issued pursuant to Options and any other security based compensation arrangement over the preceding one-year period.

4.6.3	For the purposes of subsections 4.6.1.2 and 4.6.2.2, an entitlement granted prior to the grantee becoming an insider shall be excluded in determining the numbers of Shares reserved for issuance to or issued to insiders.

4.6.4	For the purposes of this subsection 4.6.4, the expressions “insider”, “reserved for issuance”, “security based compensation arrangement” and “stock option” shall have the meanings ascribed to them under the rules of The Toronto Stock Exchange.

5	TERM OF OPTIONS

5.1	Each Option shall be for the term determined by the Committee, but in no case shall an Option be granted by the Committee for a term of longer than ten years from the date of the granting of the Option, provided that in the circumstance where the end of the term of an Option falls within, or within two business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Corporation (but not, for greater certainty, a restrictive period resulting from the Corporation or its insiders being the subject of a cease trade order of a securities regulatory authority). In such circumstances, the end of the term of such Option shall be the tenth business day after the earlier of the end of such black out period or, provided the black out period has ended, the expiry date.

6	OPTION PRICE

6.1	The Option Price for any Option shall be determined by the Committee, but shall not be less than the Market Price on the date on which the Option is granted and may be subject to escalation as determined by the Committee on or prior to the date of grant and specified in the Option agreement.

7	EXERCISE OF OPTIONS

7.1	Subject to the provisions of subsection 7.5 and of sections 10 (No Fractional Shares), 11 (Death or Retirement of Optionee), 12 (Termination of Employment of Optionee) and 14 (Changes in Capitalization or Number of Outstanding Shares), each Option shall be exercisable as follows:

7.1.1	within each year after the date of grant of the Option, the Optionee may exercise his rights as to such percentage of the Optioned Shares or any part thereof as may be determined by the Committee and specified in the Option agreement;

7.1.2	the Optionee may also exercise his rights to all or any part of that number of Shares which he could have but did not purchase upon exercise of his Option in the preceding year or years of the term of his Option.

7.2	An Option may be exercised by the Optionee or his personal representatives, heirs or legatees at the applicable times and in the applicable amounts by giving to the Corporation at its principal executive office written notice of exercise specifying the number of Shares to be subscribed for. Such notice must be accompanied by full payment for the Shares to be subscribed for. Upon any such exercise of an Option, the Corporation shall forthwith cause the transfer agent and the registrar of the Corporation for the time being to deliver to the Optionee or his personal representatives, heirs or legatees (or as the Optionee or his personal representatives, heirs or legatees may otherwise direct in the written notice of exercise) a certificate or certificates in the name of the Optionee or his personal representatives, heirs or legatees (or as otherwise directed in the written notice of exercise) representing in the aggregate such number of Shares as the Optionee or his personal representatives, heirs or legatees shall have then paid for.

7.3	All Shares subscribed for under an Option shall be paid for in full in cash at the time of subscription.

7.4	Except as contemplated by sections 9 (Non-Transferability of Options), 11 (Death or Retirement of Optionee) and 12 (Termination of Employment of Optionee), no Option may be exercised in whole or in part at any time unless at the time of such exercise the Optionee is an Employee or a Director.

7.5	Notwithstanding any other provision of the Plan or of any Option, the Committee may at any time, by notice in writing to all Optionees under the Plan in connection with (i) any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation, (ii) any proposed consolidation, amalgamation or other form of corporate reorganization of the Corporation, or (iii) any proposed offer by any person to acquire or redeem all the outstanding voting or equity securities of any class of the Corporation (in each case, a “Proposed Transaction”), require each Optionee to elect either to, within such period as the Committee shall prescribe,

7.5.1	subscribe and pay for a part or the whole of the Optioned Shares then remaining unsubscribed for under his Option (whether or not such Option would otherwise then be exercisable), and accept termination of his Option in the event of his failing within such period to either subscribe and pay for all such remaining Optioned Shares or elect to accept payment under subsection 7.5.2 or subsection 7.5.3, as the case may be;

7.5.2	subject to subsection 7.6, accept payment in cash in respect of a part or the whole of the Optioned Shares then remaining unsubscribed for under his Option (whether or not such Option would otherwise then be exercisable) of an amount equal to the result obtained by multiplying the excess, if any, of the higher of (i) the Market Price of the Shares on the date notice is given under this subsection 7.5.2 or (ii) the Market Price of the Shares on the date of completion of the Proposed Transaction, over the Option Price, by the number of Optioned Shares then remaining unsubscribed for under such Option (whether or not such Option would otherwise then be exercisable); or

7.5.3	subject to subsection 7.6, if the Option Price for a part or the whole of the Optioned Shares exceeds the Market Price of the Shares on both the date notice is given under this subsection 7.5 and on the date of completion of the Proposed Transaction, accept payment of a total of $1 in respect of all rights to such Optioned Shares, provided that if a Proposed Transaction in respect of which a notice has been given under this subsection 7.5 has not been completed (in the case of an offer, completed by taking up and paying for the securities tendered) within six months after the date of such notice, any rights in respect of Optioned Shares under such Options which have not been exercised as contemplated in subsection 7.5.1 and in respect of which payment has not been made as contemplated in subsections 7.5.2 or 7.5.3 shall continue in effect, exercisable in accordance with the terms thereof as at the time immediately preceding the giving of such notice.

For the purposes of this subsection 7.5, the term “date of completion” means the date on which the sale, conveyance, corporate reorganization, acquisition or redemption contemplated by the subsection takes effect with respect to the Shares. In the event that the Market Price of the Shares is not for any reason available at the date of completion, the Committee shall, in good faith and in such manner as it considers appropriate, determine the current market value of the Shares at that date, which shall be deemed to be the Market Price of the Shares for the purpose of part (ii) of subsection 7.5.2 and for subsection 7.5.3. If a Proposed Transaction is completed, the Market Price for purposes of part (ii) of subsection 7.5.2 and for subsection 7.5.3 shall be the same as the value of the consideration paid for Shares under the Proposed Transaction.

7.6	The Committee may require that an Optionee who has elected to accept payment in cash in accordance with subsection 7.5.2 or subsection 7.5.3 in consideration for the cancellation of the Optionee’s rights in respect of the Optioned Shares remaining unsubscribed for under his Option (whether or not such Option would otherwise then be exercisable) accept such payment on a date prior to the date of completion of the Proposed Transaction and based on the Market Price on the date notice is given under subsection 7.5, provided that the Corporation shall forthwith after completion of the Proposed Transaction pay to each such Optionee an amount equal to the result obtained by multiplying the excess, if any, between (i) the Market Price of the Shares at the date of completion of the Proposed Transaction; and (ii) the Market Price of the Shares on the date notice is given under subsection 7.5 by the number of Optioned Shares in respect of which that Optionee previously received payment under subsection 7.5.2 or 7.5.3.

7.7	The provisions of subsection 7.5 requiring Optionees to make an election to exercise their Options or to accept payment in satisfaction of their Options, shall only be invoked with respect to Optionees generally and not with respect to one Optionee and not other Optionees.

8	RELATED RIGHTS AND OTHER BENEFIT PLANS

8.1	No Optionee shall have any of the rights of a shareholder of the Corporation with respect to any Optioned Shares until such Optioned Shares have been issued to him upon exercise of the Option and full payment therefor has been made by him to the Corporation.

8.2	Participation in the Plan shall not affect an Optionee’s eligibility to participate in any other benefit or incentive plan of the Corporation, its Subsidiaries or any combination or partnership thereof.

8.3	Any Option granted pursuant to this Plan shall not obligate the Corporation to make any benefit available to an Optionee under any other plan of the Corporation unless otherwise specifically provided therein.

8.4	Nothing contained in this Plan will prevent the Corporation, any Subsidiary or any combination or partnership thereof from adopting other or additional compensation arrangements for the benefit of any Employee or Director, subject to any required shareholder or regulatory approval.

9	NON-TRANSFERABILITY OF OPTIONS

9.1	No Option shall be assignable or transferable by the Optionee and any purported assignment or transfer of an Option shall be void and shall render the Option void; provided that in the event of the termination of employment of the

Optionee by reason of death, an Optionee’s legal personal representative or representatives may exercise the Option in accordance with section 11 (Death or Retirement of Optionee).

10	NO FRACTIONAL SHARES

10.1	Under no circumstances shall the Corporation be obliged to issue any fractional Shares upon the exercise of an Option. To the extent that an Optionee would otherwise have been entitled to receive on the exercise or partial exercise of an Option a fraction of a Share in any year, that fraction of a Share shall be added to and become available to the Optionee upon exercise of the Option in the next succeeding year following the anniversary of the date of grant of the Option. To the extent that an Optionee would otherwise have been entitled to receive on an exercise or partial exercise of an Option a fraction of a Share or any other kind of share or obligation as a result of a change in capitalization or number of outstanding Shares as described in section 14 (Change in Capitalization or Number of Outstanding Shares), the Corporation shall pay to the Optionee the current market value of such fraction computed in a manner which the Committee considers appropriate.

11	DEATH OR RETIREMENT OF OPTIONEE

11.1	In the event of the termination of employment of an Optionee by reason of death at any time during the term of an Option, the Option may be exercised by the Optionee’s legal personal representative or representatives only to the extent and subject to the limitations, restrictions and conditions determined by the Committee on or prior to the date of grant and specified in the Option agreement.

11.2	In the event of the termination of employment of an Optionee at any time during the term of an Option by reason of retirement, the Option may be exercised by the Optionee (or by the Optionee’s legal personal representative or representatives if the Optionee dies before the last date for exercise of the Option) only to the extent and subject to the limitations, restrictions and conditions determined by the Committee on or prior to the date of grant and specified in the Option agreement, but, except as otherwise provided in section 5 (Term of Options) in no event shall the Option be exercisable beyond the expiration date set forth in the Option agreement.

12	TERMINATION OF EMPLOYMENT OF OPTIONEE

12.1	In the event of the termination of employment of an Optionee for any reason other than as specified in section 11 (Death or Retirement of Optionee), the Option may be exercised by the Optionee only to the extent and subject to the limitations, restrictions and conditions determined by the Committee on or prior to the date of grant and specified in the Option agreement, but, except as otherwise provided in section 5 (Term of Options) in no event shall the Option be exercisable later than the expiration date set forth in the Option agreement.

12.2	Nothing contained in the Plan or any Option shall confer on any Optionee any right to, or guarantee of, continued employment by the Corporation or any Subsidiary or any combination or partnership thereof, or in any way limit the right of the Corporation or a Subsidiary or any combination or partnership thereof to terminate the employment of the Optionee at any time.

13	SHARES RELEASED FROM OPTIONS

13.1	Any Shares released from an Option by the provisions of sections 11 (Death or Retirement of Optionee) or 12 (Termination of Employment of Optionee) or by expiration may be made the subject of a further Option or Options.

14	CHANGE IN CAPITALIZATION OR NUMBER OF OUTSTANDING SHARES

14.1	If, and whenever, the Shares are from time to time consolidated into a lesser number of Shares or subdivided into a greater number of Shares:

14.1.1	the number of Shares which remain available under section 3 (Shares Subject to the Plan), including Shares referred to in section 13 (Shares Released from Options) shall be decreased or increased proportionately; and

14.1.2	if such consolidation or subdivision occurs prior to the issuance by the Corporation of all the Optioned Shares under an Option, the number of Optioned Shares remaining unissued under the Option shall be decreased or increased proportionately, as the case may be, and the subscription price to be paid by the Optionee for each such Share shall be adjusted accordingly.

14.2	Subject to subsection 7.5, if the Corporation enters into, and is continued or survives as a result of, any amalgamation or merger with one or more other companies or corporations whether by way of arrangement, by the sale of its assets and undertaking or otherwise, then and in each such case each Option shall extend to and cover the number, class and kind of shares or other obligations to which the Optionee would have been entitled had the Option been fully exercised immediately prior to the date such amalgamation or merger becomes effective (whether or not such Option would otherwise then have been fully exercisable) and the then prevailing subscription price of the shares or other obligations so covered shall be correspondingly adjusted if and to the extent that the Committee considers it to be equitable and appropriate.

14.3	Except as expressly provided in this section 14, the grant of any Option shall not in any way limit or affect the rights or powers of the Corporation or its directors or shareholders to make any changes or deal in any manner with the authorized, issued or unissued shares or any other securities of the Corporation and no such change or dealing shall give any right or entitlement to the holder of any Option in respect or as a result thereof.

14.4	Any Option may be made subject to such anti-dilution provisions as may be determined by the Committee on or prior to the date of grant and specified in the Option agreement, with the intent that the holder of the Option not be detrimentally affected or unduly benefited by other dilutive or anti-dilutive transactions that may be undertaken during the term of the Option.

15	AMENDMENT AND TERMINATION OF THE PLAN

15.1	Subject to applicable legislation, any required regulatory or shareholder approval and the rules of any stock exchange on which shares in the capital of the Corporation are listed, the Committee may at any time terminate the Plan ~~or make such amendments to the Plan as it shall deem advisable~~ provided that, except as otherwise specifically provided by section 14 (Change in Capitalization or Number of Outstanding Shares) and subsection 7.5, no such termination ~~or amendment~~ shall adversely affect the rights of any Optionee under any Option previously granted except with the consent of such Optionee.

15.2	If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Committee and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

15.3	The Board of Directors may, without notice, at any time and from time to time, amend the Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate:

15.3.1	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

15.3.2	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

15.3.3	to change the vesting provisions of Options,

15.3.4	to change the termination provisions of Options or the Plan which does not entail an extension beyond the original expiry date of the Options,

15.3.5	to add a cashless exercise feature to the Plan, providing for the payment in cash or securities on exercise of Options and which provides for a full deduction of the number of underlying Shares from the Plan reserve in such case, and

15.3.6	to add or change provisions relating to any form of financial assistance provided by the Company to Optionees that would facilitate the purchase of securities under the Plan;
       provided, however, that:

15.3.7	no such amendment of the Plan may be made without the consent of each affected Optionees if such amendment would adversely affect the rights of such affected Optionees under the Plan; and

15.3.8	shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that results in

15.3.8.1	an increase in the number of Shares issuable under Options granted pursuant to the Plan;

15.3.8.2	a reduction in the exercise price of an Option;

15.3.8.3	the cancellation and reissue of any Option;

15.3.8.4	an extension of the term of an Option granted under the Plan benefiting an insider (within the meaning of the rules of the Toronto Stock Exchange) of the Corporation; or

15.3.8.5	Options becoming transferable or assignable other than for estate settlement purposes as described in section 9.1.

16	GENERAL REQUIREMENTS

16.1	Each grant of an Option under the Plan shall be subject to the requirement that if at any time the Committee shall determine that any agreement, undertaking or other action or cooperation on the part of an Optionee, including in respect to a disposition of the Shares, is necessary or desirable as a condition of, or in connection with (i) the listing, registration or qualification of the Shares subject to the Plan upon any stock exchange or under the laws of any applicable jurisdiction, or (ii) obtaining a consent or approval of any governmental or other regulatory body, the exercise of such Option and the issue of Shares thereunder may be deferred in whole or in part by the Committee until such time as the agreement, undertaking or other action or cooperation shall have been obtained in a form and on terms acceptable to the Committee.

17	RIGHT TO OPTIONS

17.1	Nothing contained herein or in any resolution previously or hereafter adopted by the Board of Directors or by the Committee shall vest the right in any person whomsoever to receive any Option. No person shall acquire any of the rights of any Optionee unless and until a written Option agreement, in form satisfactory to the President of the Corporation, shall have been duly executed on behalf of the Corporation and delivered to the Optionee and executed and delivered by the Optionee to the Corporation. Any agreement purporting to be an Option shall, to the extent it may be contrary to the express provisions of the Plan, be unenforceable by the Optionee against the Corporation.

18	WITHHOLDING

18.1	Whenever the Corporation proposes or is required to issue or transfer Shares pursuant to an Option, the Corporation shall have the right to withhold from salary payments or to require the recipient of such Shares to remit to the Corporation an amount sufficient to satisfy any federal, provincial, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Whenever under the Plan payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any federal, provincial, state and/or local withholding tax requirements.

19	DURATION OF THE PLAN

19.1	Subject to the provisions of section 15 (Amendment and Termination of the Plan) the Plan shall remain in effect until all grants of Options under the Plan have been terminated pursuant to the provisions of the Plan or satisfied by the issuance of Shares or the payment of cash.

20	INTERPRETATION

20.1	Any question or interpretation of the Plan or any Option shall be determined by the Committee and such determination shall be final and binding upon all persons.

SCHEDULE B
CATALYST PAPER CORPORATION
2007 RESTRICTED SHARE UNIT PLAN
1.                PURPOSE

1.1	This Plan has been established by the Corporation to provide long-term incentives to executives and directors of the Corporation and its Subsidiaries for the success of the Corporation and its Subsidiaries, to support the objectives of employee ownership, to foster a responsible balance between short term and long term results, and to build and maintain a strong spirit of performance and entrepreneurship.
2.                PLAN DEFINITIONS AND INTERPRETATIONS

2.1	In this Plan, the following terms have the following meanings:

(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c)	“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 13.1 or, failing any such effective designation, the Participant’s estate;

(d)	“Board” mean the Board of Directors of the Corporation;

(e)	“Committee” means the Governance and Human Resources Committee of the Board or any other committee or person designated by the Board to administer the Plan;

(f)	“Corporation” means Catalyst Paper Corporation and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

(g)	“Director” means a director of the Corporation;

(h)	“Disability” means, with respect to a Participant, any physical or mental state of the Participant such that as a result of illness, disease, mental or physical disability or similar cause, the Participant is unable to fulfill the Participant’s obligations as a director of the Corporation or under the Participant’s employment agreement with the Participant’s Employer, either for any consecutive six month period or for any six month period (whether or not consecutive) in any consecutive twenty-four (24) month period;

(i)	“Employee” means an employee of the Corporation or any of its Subsidiaries or any combination or partnership of such corporations;

(j)	“Employer” means, with respect to a Participant who is a Director, the Corporation, and with respect to a Participant who is an Employee, the Corporation, the Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;

(k)	“Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant which shall be no later than the date which is two years after the Participant’s Termination Date;

(l)	“Fiscal Year” means a fiscal year of the Corporation;

(m)	“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(n)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(o)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(p)	“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation).

In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(q)	“Participant” means a Director of the Corporation or an individual who is a bona fide full time Employee who has been designated by the Corporation for participation in the Plan;

(r)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Section 3.3 and Section 6.1;

(s)	“Plan” means this Catalyst Paper Corporation 2007 Restricted Share Unit Plan;

(t)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for Shares of the Corporation which if successful would entitle the offeror to acquire all of the Shares of the Corporation or all of one or more particular class(es) of securities of the Corporation to which the offer relates, (v) sale of a material portion of the assets of the Corporation, or (vi) arrangement or other scheme of reorganization;

(u)	“Retirement” means the retirement of a Participant from employment with his or her Employer in accordance with the normal retirement policy of his or her Employer;

(v)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(w)	“Shareholders” means the holders of Shares;

(x)	“Shares” mean Common Shares of the Corporation and includes any securities of the Corporation into which such Common Shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(y)	“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(z)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(aa)	“Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest;

(bb)	“Termination Date” means the date on which a Participant ceases, for any reason, to be an active Director or an active Employee, and, in the case of a Participant who is a Director and who ceases to be a Director as a result of any action taken by the Board of Directors or the Shareholders of the Corporation, such date shall be the date the Director ceases to be a Director; and in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided;

(cc)	“TSX” means the Toronto Stock Exchange; and

(dd)	“Vested Share Units” shall mean Shares in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

2.2	In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.	GRANT OF SHARE UNITS AND TERMS

3.1	The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation.

3.2	If the Corporation allows the Participant to elect that an amount payable to the Participant under any bonus, profit sharing or gain-sharing program by the Corporation, or a Subsidiary in respect of a Fiscal Year, or a portion thereof, be provided in the form of Share Units in lieu thereof, the Participant must so elect prior to the completion of the relevant Fiscal Year.

3.3	In granting any Share Units pursuant to Section 3.1 or Section 3.2, the Corporation shall designate:

(a)	the number of Share Units which are being granted to the Participant;

(b)	any time or performance based or other conditions as to vesting of the Share Units to become Vested Share Units; and

(c)	the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date.

which shall be set out in the Grant Agreement.

3.4	Subject to the terms of the Plan, the Corporation may determine any other terms or conditions with respect to the vesting of Share Units granted pursuant to Section 3.1, in whole or in part, to become Vested Share Units or the provision of Shares under the Plan, including without limitation:

(a)	length of time of service to the Employer by a Participant;

(b)	the market price of the Shares;

(c)	the return to Shareholders, with or without reference to other comparable businesses;

(d)	the financial performance or results of the Corporation, a Subsidiary, or business share thereof;

(e)	other performance criteria relating to the Corporation, a Subsidiary, or business share thereof;

(f)	ownership of Shares by a Participant;

(g)	restrictions on the re-sale of Shares acquired under the Plan including escrow arrangements; and

(h)	any other terms and conditions the Corporation may in its discretion determine with respect to vesting;

which shall be set out in the Grant Agreement.

The conditions may relate to all or a portion of the Share Units in a grant and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions.

The Corporation may, in its discretion, subsequent to the Grant Date of a Share Unit, waive any such terms or conditions or determine that they have been satisfied.

4.	GRANT AGREEMENT

4.1	Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5.	SHARE UNIT GRANTS AND ACCOUNTS

5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.

5.2	A Participant’s Account shall, unless otherwise determined by the Corporation, from time to time until the Participant’s Termination Date, be credited with additional Share Units, the number of which shall be the quotient determined by dividing: one hundred per cent (100%) of the cash distributions that would have been paid to the Participant if the Share Units in his or her Account on the relevant record date for a cash distribution on the Shares had been Shares by the Market Value of a Share on the date that is three trading days prior to the record date for such cash distribution, with fractions computed to three decimal places. Share Units credited to a Participant’s Account pursuant to this Section 5.2 shall vest, and be payable, in accordance with Section 6.1 to the extent that they are in respect of Share Units granted to the Participant that have become Vested Share Units.

6.	PAYOUTS

6.1	On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue, Shares equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates.

6.2	The number of Shares to be issued or provided shall be equal to the whole number of Vested Share Units. Where the number of Share Units would result in the issue of a fractional Share Unit in the form of a fractional Share, the number of Share Units to be issued in the form of Shares shall be rounded down to the next whole number of Share Units. No fractional Shares shall be issued or provided nor shall cash be paid at any time in lieu of any such fractional interest. Any such fractional interests of a Share Unit which, together with other fractional interests, form a whole Share Unit, shall be issued or provided in the form of a Share as part of the Share Units to be issued or provided to the Participant on the next applicable Payout Date, if any.

6.3	Shares issued by the Corporation from treasury under this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4	Subject to and in accordance with any Applicable Law, the Corporation may, but is not obligated to, acquire issued and outstanding Shares in the market for the purposes of providing Shares to Participants under the Plan. The Shares acquired for this purpose shall not be included for the purpose of the determining the maximum number of Shares to be issued under the Plan in accordance with Section 10.1.

6.5	If so determined by the Corporation, in lieu of the issue or provision of Shares, the Corporation may satisfy the issuance or provision of Shares under the Plan, in whole or in part, by the payment of a cash amount to a Participant on the Payout Date. The amount of such payment shall be equal to the number of Shares in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, subject to any applicable withholding tax.

7.	TERMINATION OF EMPLOYMENT AND FORFEITURES

7.1	Unless otherwise determined by the Corporation at any time, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.

7.2	Notwithstanding section 7.1, where a Participant ceases to be a Director or Employee by reason of Retirement, death or Disability or a Director ceases to be a Director at the request of the Board or as a result of a vote of Shareholders, then in respect of each grant of Share Units made to such Participant pursuant to Section 3.1, that number of Share Units equal to the product of (i) the number of Share Units relating to that grant multiplied by (ii) a fraction, the numerator of which shall be the number of months between the applicable Grant Date and the Participant’s Termination Date (rounded up to the nearest whole number of months) and the denominator of which shall be the total number of months between the Grant Date and the date that all the Share Units relating to that grant would have become fully Vested Share Units, assuming any applicable terms or conditions under Section 3.4 had been satisfied, shall become Vested Share Units, and not terminate nor be forfeited on the Participant’s Retirement, death, or termination of employment or directorship by reason of Disability or the termination of directorship at the request of the Board or as a result of a vote of Shareholders.

7.3	Notwithstanding Section 7.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be made fully Vested Share Units or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

8.	FORFEITED UNITS

8.1	Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date. All Shares that relate to forfeited Share Units may be made the subject of Future Share Unit grants.

9.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

9.1	In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

9.2	In the event there shall be any change, other than as specified in Section 9.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

9.3	In the case of any such substitution, change or adjustment as provided for in this Section 9, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

10.	MAXIMUM NUMBER OF SHARES TO BE ISSUED

10.1	Subject to adjustment, the maximum number of Shares issuable under the Plan shall be 3,000,000 Shares.

10.2	The maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

11.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

11.1	The Corporation may, without notice, at any time and from time to time, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

(c)	to change the vesting provisions of Share Units; and

(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original expiry date of the Share Units;

provided, however, that:

(e)	no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(f)	Shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that results in:

(i)	an increase in the maximum number of Shares issuable pursuant to the Plan;

(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

(iii)	other types of compensation through Share issuance;

(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 14.2; or

(v)	the addition of additional categories of participants, other than as contemplated by Section 9, requires the approval of Shareholders by a majority of the votes cast at a meeting of Shareholders.

11.2	If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions.

12.	ADMINISTRATION

12.1	Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.

12.2	The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

13.	BENEFICIARIES AND CLAIMS FOR BENEFITS

13.1	Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

14.	GENERAL

14.1	The transfer of an employee from the Corporation to a Subsidiary, from a Subsidiary to the Corporation or from a Subsidiary to another Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

14.2	The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Corporation may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s minor children or the Participant’s minor grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

14.3	The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

14.4	The Corporation or a Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Corporation shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.

14.5	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

14.6	Neither designation of an employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of an Employer of a Participant to terminate a Participant’s employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

14.7	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Corporation or a Subsidiary.

14.8	The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

14.9	This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

14.10	This Plan is hereby instituted this ● day of March, 2007.

SCHEDULE C
COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES
      The Board of directors has reviewed the Corporate Governance Guidelines established by the Canadian Securities Administrators under National Policy 58-201 (the “Governance Guidelines”). The Board believes the Corporation’s governance practices meet or exceed the Governance Guidelines. The following description summarizes the Corporation’s corporate governance practices and its compliance with the Governance Guidelines.

Guideline 3.1 Composition of the Board	The Board should have a majority of independent directors.

Does the Corporation comply?	Yes

Discussion	All of the directors, with the exception of Mr. Horner, who is the Chief Executive Officer of the Corporation, are independent within the meaning of the Governance Guidelines.

Guideline 3.2 Composition of Board	The Chair should be an independent director.

Does the Corporation comply?	Yes

Discussion	The Chair of the Board is Keith Purchase, an independent director.

Guideline 3.3 Meetings of Independent Directors	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.

Does the Corporation comply?	Yes

Discussion	At the end of each regularly scheduled Board meeting and meetings of the Governance and Human Resources Committee and Audit Committee, an “in-camera” session is held at which only independent directors are present. During 2006, six in-camera sessions were held at the Board meetings, four at the Governance and Human Resources Committee meetings and four at the Audit Committee meetings.

Guideline 3.4 Board Mandate	The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for:

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c) the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d) succession planning (including appointing, training and monitoring senior management);

(e) adopting a communication policy for the Corporation;

(f) the Corporation’s internal control and management information system; and

(g) developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.

The written mandate of the Board should also set out:

(i) measures for receiving feedback from security holders, and

(ii) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Does the Corporation comply?	Yes

Discussion	A copy of the text of the Administrative Guidelines and Terms of Reference for the Board, which addresses the items referred to above, is attached to this Management Proxy Circular as Schedule D.

Guideline 3.5 Positions Descriptions	The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management’s responsibilities. The Board should also develop or approve the corporate goals and objective that the CEO is responsible for meeting.

Does the Corporation comply?	Yes

Discussion	The Board has developed written mandates for each of the Board as a whole, the Chair of the Board, each Board committee, individual directors, and the Chief Executive Officer which sets out the responsibilities of each of these entities. The Terms of Reference for each Board Committee set out the responsibilities of the chair of the respective Committee. Copies of the Terms of Reference for each of the Board, Board Committees, Chair, individual directors, and Chief Executive Officer are available at the Corporation’s website at www.catalystpaper.com. The Governance and Human Resources Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee evaluates the Chief Executive Officer’s performance against those objectives.

Guideline 3.6 Orientation	The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors). All new directors should also understand the nature and operation of the Corporation’s business.

Does the Corporation comply?	Yes

Discussion	Under the guidance of the Governance and Human Resources Committee, the Corporation conducts an orientation program for new directors that includes a review of the Corporation’s business and operations, meetings with all members of the executive team and visits to the Corporation’s manufacturing facilities.

Guideline 3.7 Continuing Education	The Board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.

Does the Corporation comply?	Yes

Discussion	From time to time the Corporation arranges for certain outside service providers to attend Board meetings to provide pertinent information to the directors on a variety of issues, such as, for example, current compensation trends. In addition, the Corporation’s Controller and representatives from the Corporation’s auditors regularly review with the Board specific accounting issues, and changes to accounting practices that are relevant to the Corporation. The Board visits one of the Corporation’s manufacturing facilities at least once a year.

Guideline 3.8 Code of Business Conduct and Ethics	The Board should adopt a written code of business conduct and ethics (a “code”). The code should be applicable to directors, officers and employees of the Corporation. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behavior.

Does the Corporation comply?	Yes

Discussion	The Corporation has a Code of Corporate Ethics and Behaviour which applies to all directors, officers, and employees. The Code of Corporate Ethics and Behaviour can be viewed on the Corporation’s website at www.catalystpaper.com and is filed on SEDAR at www.sedar.com. The Code of Corporate Ethics and Behaviour sets out the standards of conduct that apply to each person’s performance of his or her duties and is designed so that the Corporation’s affairs are conducted fairly, honestly and in strict compliance with its legal obligations. The Corporation also has in place procedures for the submission of confidential, anonymous complaints by employees regarding accounting, auditing and internal controls.

Guideline 3.9 Monitoring Compliance with Code	The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the Corporation’s directors or executive officers should be granted by the Board (or a Board committee) only.

Does the Corporation comply?	Yes

Discussion	The Board monitors compliance with the Code of Corporate Ethics and Behaviour through the Chief Executive Officer and senior management. All executives and salaried employees are required to annually confirm in writing that they have complied with the Code. The terms of reference for the Board provide that any waivers from the Code for the benefit of the Corporation’s directors or corporate officers may only be granted by the Board or, if delegated by the Board, a Board Committee.

Guideline 3.10 Nomination of directors	The Board should appoint a nominating committee composed entirely of independent directors.

Does the Corporation comply?	Yes

Discussion	The Governance and Human Resources Committee, which is composed entirely of independent directors, is responsible for recommending to the Board nominees for election or re-election to the Board.

Guideline 3.11 Written Charter for Nomination Committee	The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes

Discussion	The Governance and Human Resources Committee operates in accordance with written Terms of Reference, which address the matters referred to above. A copy of the Terms of Reference is available at the Corporation’s website at www.catalystpaper.com and is attached to this Management Proxy Circular as Schedule F.

Guideline 3.12 Adopt Process to Consider and Assess Competencies	Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps:
(a) Consider what competencies and skills the Board, as a whole, should possess. In doing so, the Board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another.

(b) Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these functions, the Board should consider the advice and input of the nominating committee.

Does the Corporation comply?	Yes

Discussion	The Board has delegated to the Governance and Human Resources Committee the responsibility for the ongoing assessment of the Board and directors. The Committee annually develops and updates a long-term plan for the composition of the Board that takes into consideration the current strength, skills and experience of the Board, retirement dates, and the strategic direction of the Corporation. The Committee considers the competencies and skills that the current Board as a whole, and individual directors, possess in making its recommendations to the Board.

Guideline 3.13 Nomination Committee Responsible for Identifying Qualified Individuals	The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

Does the Corporation comply?	Yes

Discussion	The Terms of Reference for the Governance and Human Resources Committee require the Committee, in consultation with the Chair of the Board and the CEO, to recommend to the Board nominees for election.

Guideline 3.14	In making its recommendations, the nominating committee should consider:

Nomination Committee Consider Competencies and Skills	(a) the competencies and skills that the Board considers to be necessary for a Board, as a whole, to possess;

(b) the competencies and skills that the Board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

Does the Corporation comply?	Yes

Discussion	The Terms of Reference of the Governance and Human Resources Committee require that it take the foregoing criteria into account in making its recommendations to the Board. From time to time the Committee may engage the services of an outside search consultant to assist it in identifying the best possible candidates.

Guideline 3.15 Compensation Committee Composed of Independent Directors	The Board should appoint a compensation committee composed entirely of independent directors.

Does the Corporation comply?	Yes

Discussion	The Board has delegated to the Governance and Human Resources Committee the responsibility for reviewing and making recommendations regarding the compensation of executive management and directors. Each member of the Committee is independent.

Guideline 3.16 Written Charter for Compensation Committee	The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Does the Corporation comply?	Yes

Discussion	The Terms of Reference of the Governance and Human Resources Committee issues address the foregoing criteria. The Terms of Reference are reviewed annually and updated as required. A copy of the Terms of Reference are attached to this Management Proxy Circular as Schedule F.

Guideline 3.17	The compensation committee should be responsible for:
Compensation Committee Responsible for Corporate Goals, Recommendations to Board, Reviewing Executive Compensation	(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on his evaluation;

(b) making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.

Does the Corporation comply?	Yes

Discussion	The Governance and Human Resources Committee determines the compensation of the Corporation’s directors and officers. The Committee annually reviews the compensation philosophy and guidelines for executive management as well as the individual compensation of each member of the executive, and reports its conclusions to the Board for its consideration and approval. The Committee also administers the Corporation’s stock option plan and any other share based compensation plan, if applicable, and makes recommendations regarding the granting of stock options to executive management and other key employees of the Corporation.

The Committee reviews and approves, at the beginning of each year, corporate objectives for the Chief Executive Officer. At the end of the year the Committee reviews the CEO’s performance and evaluates it against those objectives. The results of this evaluation, as well as recommendations regarding the CEO’s compensation, are reported to the Board.

The Governance and Human Resources Committee is responsible for annually reviewing the directors’ compensation plan and making recommendations to the Board.

Guideline 3.18 Regular Board Assessments	The Board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:
(a) in the case of the Board or a Board committee, its mandate or charter, and

(b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

Does the Corporation comply?	Yes

Discussion	The Governance and Human Resources Committee annually reviews the terms of references for the Board, each committee, the Chair, Deputy Chair, individual directors and CEO and makes recommendations for amendment where appropriate. The Committee conducts an annual review of the Board as a whole, each Committee and individual directors. All directors are surveyed to obtain feedback on the effectiveness of the Board, the Committees and individual directors. The review covers the operation of the Board and the Committees, the adequacy of the information given to directors, communications between the Board and management and strategic direction and processes. The Governance and Human Resources Committee makes recommendations to the Board based on the results of the review.

SCHEDULES D
ADMINISTRATIVE GUIDELINES AND TERMS OF REFERENCE FOR
CATALYST PAPER CORPORATION BOARD OF DIRECTORS
ADMINISTRATIVE GUIDELINES

1.	The board of directors (the “Board”) assumes responsibility for the stewardship of Catalyst Paper Corporation (the “Corporation”). While, in law, the Board is called upon to supervise the management of the business, this is done by proxy through the President and Chief Executive Officer (“CEO”) who is charged with the day-to-day leadership and management of the Corporation.

2.	The Board has the statutory authority and obligation to protect and enhance the assets of the Corporation. Although directors are elected by the shareholders to bring special expertise or a point of view to Board deliberations, the best interests of the Corporation must be paramount at all times.

3.	The capital and maintenance expenditure authority levels for the President and Chief Executive Officer are outlined in Appendix A on page 5 of this Tab.

4.	Terms of reference for the Board, the Chair, a director, committees and the CEO are annually reviewed by the Governance and Human Resources Committee and any changes are recommended to the Board for approval.

5.	Every year the Board reviews and approves a long range strategic plan and one-year operating and capital plans for the Corporation.

6.	The Board has determined that the appropriate size for the Board is between 8 and 12 members.

7.	All directors stand for election every year.

8.	Directors must retire by age 70 except where otherwise agreed by the Board.

9.	The Board does not believe that directors who retire from or otherwise change their current executive position responsibilities should necessarily retire from the Board. There should, however, be an opportunity for the Board, through the Governance and Human Resources Committee, to review the appropriateness of continued Board membership.

10.	The Board believes there should be a majority of independent(1) directors on the Board and no more than two inside(2) directors on the Board.

11.	The Board supports the concept of the separation of the role of Chair from that of the CEO. The Board is able to function independently of management when necessary and the Chair’s role is to effectively manage and provide leadership to the Board and to interface with the CEO. The Chair will be an independent director.

12.	The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives established at the beginning of each year.

13.	The CEO has the special responsibility to manage and oversee the required interfaces between the Corporation and the public and to act as the principal spokesperson for the Corporation. This includes the responsibility for managing the equity and other financial market interfaces on behalf of the Corporation.

14.	The Chair of the Board, with the assistance of the CEO and the Secretary, will establish the agenda for each Board Meeting. Each Board member is free to suggest the inclusion of items on the agenda.

15.	The Board will meet at least five times per year and schedule regular meetings two years in advance.

16.	Materials will generally be delivered at least five days in advance of meetings for items to be acted upon. Presentations on specific subjects at Board meetings will only briefly summarize the material sent to directors so that discussion can be focused on issues relevant to the material.

17.	The Board encourages the CEO to bring employees into Board meetings who can provide additional insight into the items being discussed because of personal involvement in these areas, and/or employees who represent future potential who the CEO believes should be given exposure to the Board.

(1)	A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure of Corporate Governance Practices; and (ii) any other applicable legislation or policy.

(2)	An inside director is defined as an officer or employee of the Corporation or any of its subsidiaries.

18.	The Board is responsible, in fact as well as in procedure, for selecting candidates for Board membership. The Board delegates the screening process involved to the Governance and Human Resources Committee with input from the Chair and the CEO.

19.	The Governance and Human Resources Committee will annually assess the effectiveness and contribution of the Board, its committees and each individual director.

20.	Committees established by the Board analyze in depth policies and strategies, usually developed by management, which are consistent with their terms of reference. They examine proposals and where appropriate make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

21.	The current committees of the Board include the Audit Committee, the Governance and Human Resources Committee and the Environmental, Health and Safety Committee. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

22.	Committee members and committee chairs are appointed by the Board and where possible, consideration is given to having directors rotate their committee assignments.

23.	Committees annually review their terms of reference and changes are recommended to the Board through the Governance and Human Resources Committee for approval.

24.	Succession and management development plans will be reviewed by the Governance and Human Resources Committee and reported annually by the CEO to the Board.

25.	Directors are required to own, in the aggregate, a minimum of 25,000 Deferred Share Units and/or common shares within two years of election.

26.	The Board will ensure that directors receive a comprehensive orientation regarding the Corporation and its operations and that directors receive the necessary ongoing education.

27.	The Board will meet regularly on an “in camera” basis without inside directors present.

29.	The Board and a committee of the Board may engage separate independent counsel and/or advisors at the expense of the Corporation. An individual director may engage separate independent counsel and/or advisors at the expense of the Corporation in appropriate circumstances with the approval of the Chair.

30.	The Corporation has provided, on its website, information advising shareholders and other interested parties on how to contact the Corporation. Shareholders and other individuals may communicate directly with the Board by addressing written correspondence to the Board at the corporate address set out on the website. Mail marked “Confidential — For the Catalyst Paper Board of Directors” will be forwarded by management of the Corporation, unopened, to the Chair or to the director to whom the mail is particularly addressed. A director who receives any such mail will discuss any relevant issues set forth in the correspondence with the Chair or the chair of the applicable committee. This procedure is intended to be a means by which shareholders can provide feedback or direct specific concerns to directors. It is not intended to be used as a mechanism for sending routine correspondence, such as analysts reports, to the Board.

31.	These Board Guidelines are reviewed and approved annually by the Board.

APPENDIX A — ADMINISTRATIVE GUIDELINES FOR THE BOARD
CAPITAL AND MAINTENANCE EXPENDITURE AUTHORITY LEVELS

President and
Chief Executive Officer
Authority Level

	Capital	Maintenance
	Expenditures	Expenditures

Planned	$10 million	$10 million
Unplanned	$5 million	$10 million

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS
I.              Purpose

A.	The primary responsibility of the Board is to foster the long-term success of the Corporation.

B.	The Board has the responsibility for the stewardship of the Corporation. It is responsible for overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of business. In addition to the Board’s objective to enhance and preserve shareholder value, it is the overall responsibility of the Board to ensure that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests that other stakeholders such as employees, suppliers, customers and communities may have in the Corporation. In supervising the conduct of the business, the Board through the CEO shall set the standards of conduct for the Corporation.
II.              Procedures and Organization

A.	The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The capital and maintenance authority levels for the President and Chief Executive Officer are outlined in Tab B — Administrative Guidelines for the Board.

B.	The Board retains the responsibility for managing its own affairs including:

(i)	selecting its Chair;

(ii)	nominating candidates for election to the Board;

(iii)	constituting committees of the Board; and

(iv)	determining director compensation.

C.	Subject to the By-laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
III. Duties and Responsibilities

A.	Selection of Management

(i)	The Board has the responsibility for the appointment and replacement of the CEO. The Board has the responsibility to monitor the CEO’s performance, to approve the CEO’s compensation and to provide advice and counsel in the execution of the CEO’s duties.

(ii)	Acting upon the advice of the CEO and the recommendation of the Governance and Human Resources Committee the Board has the responsibility for approving the appointment and remuneration of executive management.

(iii)	The Board is responsible for satisfying itself as to the integrity of the CEO and other corporate officers and for ensuring that the CEO and other corporate officers create a culture of integrity throughout the Corporation.

(iv)	The Board has the responsibility for ensuring that plans have been made for executive management succession, which will include the appropriate training and monitoring of executive management.

B.	Monitoring and Acting
      The Board has the responsibility:

(i)	for monitoring the Corporation’s progress towards its goals, and revising and altering its direction through management in light of changing circumstances;

(ii)	for approving any payment of dividends and new financings;

(iii)	for identifying the principal risks of the Corporation’s business and taking all reasonable steps to ensure the implementation of appropriate systems to manage these risks;

(iv)	for directing management to ensure systems are in place for the implementation and integrity of the Corporation’s internal control and management information systems; and

(v)	for directing management to ensure appropriate disclosure controls and procedures are in place to enable information to be recorded, processed, summarized and reported within the time periods required by law.

C.	Governance

The Board is responsible, either directly or through delegation to an appropriate committee, to develop the Corporation’s approach to corporate governance.

D.	Strategy Determination
      The Board has the responsibility:

(i)	to review with management the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals;

(ii)	to adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; and

(iii)	to review progress with respect to the achievement of the goals established in the strategic plans.

E.	Policies and Procedures
      The Board has the responsibility:

(i)	to approve and, directly or indirectly through management, monitor compliance with all significant policies and procedures by which the Corporation is operated;

(ii)	to approve and, directly or indirectly through management, monitor compliance with the Corporation’s Code of Corporate Ethics and Behaviour applicable to all directors, officers and employees of the Corporation. Any waivers from the Code of Corporate Ethics and Behaviour for the benefit of the Corporation’s directors or officers may only be granted by the Board or, if delegated by the Board, a Board committee; and

(iii)	to direct management to implement systems which are designed to ensure that the Corporation operates at all times in accordance with its Code of Corporate Ethics and Behaviour and within applicable laws and regulations.

F.	Compliance Reporting and Corporate Communications
      The Board has the responsibility:

(i)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(ii)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(iii)	to ensure that the Corporation has appropriate disclosure controls and procedures that enable information to be recorded, processed, summarized and reported within the time periods required by law;

(iv)	to ensure the timely reporting of any developments that are required to be disclosed by applicable law;

(v)	to report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report);

(vi)	to approve the Corporation’s communications policy and ensure that the Corporation has in place practices to enable it to communicate effectively with its shareholders, stakeholders and the public generally; and

(vii)	to ensure the Corporation has in place in its communications policy measures for receiving feedback from shareholders.

IV.	General Legal Obligations of the Board of Directors

A.	The Board is responsible for directing management to ensure that legal requirements have been met, and that documents and records have been properly prepared, approved and maintained.

B.	The Canada Business Corporations Act identifies the following as legal requirements for the Board and individual directors:

(i)	to manage or supervise the management of the affairs and business of the Corporation including the relationships among the Corporation, its subsidiaries, their shareholders, directors and officers;

(ii)	to act honestly and in good faith with a view to the best interests of the Corporation; and

(iii)	to exercise the care, diligence and skill of a reasonably prudent person.

C.	In particular, it should be noted that no committee of directors has the authority to:

(i)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(ii)	fill a vacancy among the directors or in the office of the auditor or appoint additional directors;

(iii)	issue securities except as authorized by the directors;

(iv)	issue shares of a series, except as authorized by the directors;

(v)	declare dividends;

(vi)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(vii)	pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares, except as authorized by the directors;

(viii)	approve a management proxy circular;

(ix)	approve a take-over bid circular or directors’ circular;

(x)	approve any financial statements; or

(xi)	adopt, amend or repeal the By-laws of the Corporation.
      All of the foregoing matters must be considered by the Board as a whole.

SCHEDULE E
TERMS OF REFERENCE FOR CATALYST PAPER CORPORATION
AUDIT COMMITTEE

I.	Purpose
      The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it. The Committee is directly responsible for overseeing the work of the external auditors. The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.
      More specifically the purpose of the Committee is to satisfy itself that:

A.	The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.	The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.	The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements. This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.	The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.
      The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.(3)

B.	All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(3)	A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators Multilateral Instrument 52-110 — Audit Committees; and (ii) any other applicable legislation or policy. In order to be in a position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.	Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.	The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

K.	The Corporate Secretary shall be Secretary to the Committee.

L.	The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference
      The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems
      The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)	review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)	annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting, discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements
      The Committee shall:

(i)	review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information
      The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

a.	all critical accounting policies and practices to be used;

b.	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

c.	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

d.	the external auditors attestation of management’s internal control report if required by applicable law;

(v)	review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(v)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment
      The external auditor shall report directly to the Committee. The Committee shall:

(i)	review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)	recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)	pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000. All non-audit services pre- approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance
      The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)	establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents
      The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans
      The Committee shall:

(i)	establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)	review and evaluate recommendations from the Retirement Plan Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.
      In giving effect to the foregoing, the Committee will approve procedures by which it will oversee the Retirement Plan Committee of Management of the Corporation, which respectively has management responsibility for the administration of pension plan benefits and the investment of pension plan assets.

IV.             Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.
V.             Committee Timetable
      The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

Meeting Timing		January	April	July	October

Agenda Item

A. Financial Reporting Control Systems

(i)	Review reports from senior officers outlining changes in financial risks.	X	X	X	X

(ii)	Review management letter of external auditor and Corporation’s responses to suggestions made		X

(iii)	Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X

(iv)	Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X

(v)	Review financial statement certification process and disclosure controls and procedures.			X

(vi)	Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.			X

(vii)	Receive and review external auditors report on critical accounting policies.			X

B. Interim Financial Statements

(i)	Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X

(ii)	Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X

C. Annual Financial Statements and Other Financial Information

(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X

(ii)	Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X

(iii)	Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.	X
(iv)	Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X

(v)	Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X

(vi)	Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X

(vii)	Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X

(viii)	Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X

(ix)	Review risk management plans such as insurance programs				X
(x)	Review hedging programs and policies.		X

(xi)	Review actuarial funding status of Pension Plans.	X

(xii)	Assess adequacy of disclosure controls and procedures			X

Meeting Timing		January	April	July	October

Agenda Item

D. External Audit Terms of Reference, Reports, Planning and Appointment.

(i)	Review the audit plan with the external auditors.				X

(ii)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X

(iii)	Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.	X

(iv)	Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X

(v)	Review and approve engagement of external auditors for non-audit services.	X

(vi)	Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X

(vii)	Review hiring policies regarding employees of external auditor			X

E. Internal Audit Reports and Planning

(i)	Review the summary report of the internal audit function for the past year.	X

(ii)	Review planned activities and resources of the internal audit function for the coming year.		X

F. Governance Matters

(i)	Review Audit Committee terms of reference.	X

(ii)	Review key accounting and finance policies.			X

G. Material Disclosure Documents

(i)	Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X

H. Pension Plans.

(i)	Review pension committee terms of reference.			X

(ii)	Review pension plan Investment Guidelines and Objectives.			X

(iii)	Review management reports on quarterly pension fund investment performance.	X	X	X	X

(iv)	Report to board on pension fund investment performance.	X		X

SCHEDULE F
TERMS OF REFERENCE FOR CATALYST PAPER CORPORATION
GOVERNANCE AND HUMAN RESOURCES COMMITTEE

I.	Purposes

A.	The purpose of the Governance and Human Resources Committee (the “Committee”) is to provide a focus on Board governance that will enhance corporate performance, to assess and make recommendations regarding Board effectiveness, and to establish a process for identifying, recruiting and re-commending candidates for membership on the Board.

B.	The purpose of the Committee is also to establish a plan of continuity for executives and other key employees, and to ensure a broad plan of executive compensation is established that is competitive and motivating in order to attract, hold and inspire the Executive Management and other key employees and to oversee compliance by Executive Management with the Corporation’s Code of Corporate Behaviour and Ethics.

C.	For the purposes hereof, “Executive Management” means all members of the Executive of the Corporation and such other officers of subsidiaries of the Corporation as may be designated by the Board.
II.              Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three members to the Committee. Each member of the Committee shall be independent.(4)

B.	The Committee Chair shall be appointed by the Board.

C.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for committee meetings with the appropriate members of management; and

(iii)	chair Committee meetings.

D.	Any Committee member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

E.	The Committee shall meet at least four times per year. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member.

F.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

G.	The Committee may invite such directors, officers and employees of the Corporation as it may see fit from time to time to attend meetings and assist in the discussion and consideration of the business of the Committee, but without voting rights.

H.	The Committee shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may, from time to time, require.

I.	The Committee shall choose as its Secretary such person as it deems appropriate.

(4)	A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 58-101 Disclosure Corporate Governance Practices; and (ii) any other applicable legislation or policy.

III.	Duties and Responsibilities
Governance
The Committee shall:

A.	Annually develop and update a long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board, retirement dates and the strategic direction of the Corporation.

B.	In consultation with the Chair of the Board and the CEO, recommend to the Board nominees for election and re-election as members of the Board of the Corporation. In making such recommendations, the Committee shall consider:

(i)	the competencies and skills that the Committee considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Committee considers each existing director to possess; and

(iii)	the competencies and skills each new nominee will bring to the Board.

C.	Review, monitor and make recommendations regarding new director orientation and the ongoing development of existing Board members.

D.	Develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer the system.

E.	Advise the Board or any of the committees of the Board of any corporate governance issues which the Committee determines ought to be considered by the Board or any such committees.

F.	Assess the independence and qualifications of the members of each of the committees of the Board as required by applicable law and make recommendations to the Board regarding the composition of such committees.

G.	Review with the Board, on a regular basis, but not less than annually, the role of the Board, the terms of reference for each of the committees of the Board, the Chair, the Deputy Chair, a director and the CEO.

H.	Review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including without limitation:

(i)	the size of the Board;

(ii)	the number and content of meetings;

(iii)	the annual schedule of issues to be presented to the Board at its meetings and those of its committees;

(iv)	material which is to be provided to the directors generally and with respect to meetings of the Board or its committees;

(v)	resources available to the directors; and

(vi)	the communication process between the Board and management.

I.	Make recommendations to the Board regarding changes or revisions to the Board Manual.

J.	Establish and administer a process (including a review by the full Board and discussion with management) for evaluating the effectiveness of the Board as a whole, the committees of the Board and each individual director.

K.	Monitor compliance by Executive Management with the Corporation’s Code of Corporate Ethics and Behaviour, including reviewing with legal counsel the adequacy and effectiveness of the Corporation’s procedures to ensure proper compliance. The Committee shall also recommend amendments to the Corporation’s Code of Corporate Ethics and Behaviour to the Board, as the Committee deems appropriate.

L.	Recommend the directors’ compensation plan to the Board.

M.	Prepare recommendations for the Board regarding any reports or disclosure required or recommended on corporate governance.

N.	Have such other powers and duties as delegated to it by the Board.

Human Resources
      The Committee shall:

A.	Review the organizational structure and report any significant organizational changes, along with the Committee’s recommendations, to the Board.

B.	Review management’s succession plans for Executive Management, including specific development plans and career planning for potential successors prior to their presentation to the Board.

C.	Review the compensation philosophy and guidelines for Executive Management, for recommendation to the Board for its consideration and approval.

D.	Review and recommend the compensation of each member of Executive Management, and report its conclusions to the Board for its consideration and approval.

E.	Review and make a recommendation to the Board for its consideration regarding any stock option or other share-based compensation plan, pension plan or employee benefit plan to be granted to Executive Management and guidelines with respect thereto.

F.	With respect to the granting of stock options, restricted share units or other share-based compensation (collectively, “Plans”) to Executive Management,

(i)	in conjunction with management, administer the Plans as determined, established and amended by the Board;

(ii)	review management’s recommendations for and approve the granting of stock options, restricted share units or other share based compensation to Executive Management and other key employees of the Corporation and its subsidiaries; and

(iii)	suggest and review any amendments which the Committee considers necessary to any Plans and make recommendations to the Board with respect to those amendments; provided however, that all amendments to such Plans shall be subject to the consideration and approval of the Board.

G.	Within any guidelines established by the Board,

(i)	in conjunction with management, administer the Pension Plan and Supplemental Retirement Plan (“SRP”) for Executive Management;

(ii)	designate key employees as Executive Management for the purposes of the SRP; and

(iii)	suggest and review any amendments which the Committee considers for the SRP and make recommendations to the Board for the consideration and approval of the Board; provided however, that all amendments to such plans be subject to the consideration and approval of the Board.

H.	Subject to the approval of the Board, review and approve benefits other than those applicable to employees generally to be granted to Executive Management including levels and types of benefits.

I.	Review and make a recommendation to the Board for its consideration regarding any changes in the benefit provisions of the salaried pension plan.

J.	Consider and make recommendations to the Board for its consideration regarding all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

K.	Oversee the selection of and terms of reference for outside consultants to review the Executive Management compensation program as appropriate.

L.	With respect to boards of directors of unrelated corporations which operate for profit and which compensate members of their boards and/or significant commitments with respect to non-profit organizations,

(i)	establish a limit on the number of such boards on which individual members of Executive Management may participate;

(ii)	receive notice of proposed membership by a member of Executive Management and upon consultation with the CEO have a right to object to such membership; and

(iii)	confirm in writing, through the CEO, to such member of Executive Management that the Corporation shall not indemnify the employee nor be exposed to liability with respect to the employee’s participation on for profit boards. In certain circumstances the Corporation’s directors’ and officers’ liability insurance may cover the employee’s participation on boards of non-profit organizations.

M.	Review and approve corporate goals and objectives applicable to the CEO, lead and implement the CEO’s review process based on such goals and objectives and report the results of the process to the Board.

N.	Review and approve the executive compensation disclosure prior to publication in the annual management proxy circular and other applicable regulatory reports.

O.	Have such other powers and duties as delegated to it by the Board.
IV.                 Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee may retain and compensate such outside advisors as may be necessary to assist the Committee in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Committee, including directors, officers and employees of the Corporation.
V.                 Committee Timetable

A.	The timetables on the following pages outline the Committee’s schedule of activities during the year.

Meeting Timing	January	April	July	October

Agenda Item
1. Board Composition
a) Review Board composition and succession				X
b) Recommend nominees for election and re-election	X
2. Review independence and qualifications of Committee members		X
3. Review director orientation program	X
4. Review Board Manual	X
5. Set Board forward agenda	X
6. Review Committee Terms of Reference	X
7. Review Code of Corporate Ethics and Behaviour	X
8. Review Board, Chair and committee performance				X
9. Review Board compensation	X
10. Approve statutory disclosure re: governance	X